FIRST MAJESTIC
SILVER CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

2024 NOTICE OF MEETING & MANAGEMENT INFORMATION CIRCULAR



FROM THE CHAIR



Thomas F. Fudge, Jr.
Chair of the Board

TO OUR SHAREHOLDERS

You are invited to participate in the annual general meeting of shareholders of First Majestic Silver Corp. to be held at 10:00 a.m. (Pacific Time) on Thursday, May 23, 2024.

The business to be considered at the annual general meeting is described in the accompanying Notice of Meeting and Management Information Circular which contains important information about the meeting, voting, the nominees for election as directors, our governance practices and how we compensate our executives and directors.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor, by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Your vote is important. We encourage you to participate in this process by voting your First Majestic shares.

Thank you for your support as shareholders and I hope you can join us on May 23, 2024.

(signed) "Thomas F. Fudge, Jr."

Thomas F. Fudge, Jr.
Chair of the Board

You can access the materials for the annual general meeting and get assistance in voting your First Majestic common shares by scanning the following QR code:





FROM THE PRESIDENT & CEO



Keith Neumeyer
President & CEO

TO OUR SHAREHOLDERS

20 Years – Steadfast in Our Vision

It's been quite a journey through First Majestic's first 20 years. These two decades have proved gratifying and successful, but also challenging at times with difficult markets and setbacks. We enjoyed profits. We endured losses. We grew into a substantial enterprise in a relatively short amount of time.

From day one, our dream was to build one of the world's top silver mining companies. We achieved that goal, and we continue to build towards our vision of becoming the world's largest primary silver producer.

Common themes across our 20 years have included dedication to our vision, operating with persistence, teamwork and creativity in the face of challenges. First Majestic has been fortunate to have hired talented, supportive people in all positions, working as a family through the good times and the bad.

We made fruitful and timely acquisitions along the way. We made mistakes that cost us. We let go of older and/or smaller mines. We acquired larger, more efficient operations that would further our vision. We innovated with technology and strove to be leaders in modern mining and social practices. We were early ESG adopters and supported our communities. We protected local environments and improved lives.

We made a major, grassroots discovery at the Santa Elena mine that will provide significant revenue for years to come. We continued to invest heavily in exploration to make more discoveries across our large and prospective land packages.

2023 – Challenges and High Points

Looking at 2023, the year proved to be one of the most challenging in our history. We faced significant setbacks at the Jerritt Canyon mine, water issues at La Encantada and political headwinds in Mexico. But there was plenty of good news to carry us into what looks to be a better year in 2024.

We met our revised production guidance in 2023, highlighted by record silver equivalent production at Santa Elena of 9.6 million ounces. We completed the sale of the La Guitarra and La Parrilla silver mines to Sierra Madre Gold & Silver Ltd. and Silver Storm Mining Ltd., respectively. We also moved the ISO 9001:2015 certified Central Lab from Durango to Santa Elena, providing greater efficiency for assaying and analysis.

First Mint – a Better Way to Sell Our Silver

I'm very excited about launching First Mint, our fully-owned minting facility, in Las Vegas, Nevada. First Mint will expand upon First Majestic's existing bullion sales by vertically integrating the production of investment-grade fine silver bullion. The mint will allow us to sell a substantially greater portion of our silver production directly to our shareholders and bullion customers through our Bullion Store, while earning higher margins on our mined silver.

The mint provides us with higher margins on our doré silver sales, and we are the only mining company tapping into this aspect of silver. Ultimately, we hope to sell all our mined silver to the mint.

Jerritt Canyon's Impact on Revenues and Earnings

Revenues for 2023 totaled $573.8 million, 8% lower than 2022, due primarily to the temporary suspension of mining activities at Jerritt Canyon in March 2023. As a result, we realized a 10% decrease in the total number of payable AgEq ounces sold, offset partly by an increase in payable AgEq ounces produced at Santa Elena and a 4% increase in the average realized silver price.

The Jerritt Canyon suspension, resulting in an impairment charge of $125.2 million and a one-time standby cost of $13.4 million, was the primary catalyst in our net loss of $135.1 million.

Strengthening the First Majestic Family

Since suffering high turnover following the pandemic, we have built a new and younger team, one with fresh ideas and enthusiasm for achieving First Majestic's vision. I'm gratified at how this group has gelled and come together; I know they will provide the skills and innovation to carry us into a successful third decade.

2024 – Treasury Growth and Exploration

Looking ahead to 2024, we're focused on treasury growth and strengthening our balance sheet through efficient operations. We have reduced our workforce from nearly 6,000 to around 3,800. We expect no significant capital expenditures this year besides exploration, for which we've budgeted $35 million – the highest in our history.

We will continue our search for a suitable, silver-dominant acquisition, focusing on safe and dependable jurisdictions. We have grown First Majestic primarily through M&A activity, but we adhere to high standards. Great silver projects are rare, and we have succeeded in finding them.

In closing, I take great satisfaction in seeing First Majestic reach this 20-year milestone. Credit goes to the First Majestic family, both past and current, who worked tirelessly through good times and bad. I'm grateful for your contributions, and I know we can all look forward to a successful third decade.

(signed) "Keith Neumeyer"

Keith Neumeyer
President & CEO

TABLE OF CONTENTS



NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS



Date:
Thursday,
May 23, 2024



Time:
10:00 a.m.
(Pacific Time)



The Sutton Place Hotel,
845 Burrard Street,
Vancouver, British Columbia,
V6Z 2K6



Record Date:
March 28, 2024

NOTICE is hereby given that the Annual General Meeting (the "**Meeting**") of the shareholders of **First Majestic Silver Corp.** ("**First Majestic**" or the "**Company**") will be held at The Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia V6Z 2K6 on Thursday, May 23, 2024 at 10:00 a.m. (Pacific Time). At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2023, together with the auditor's report thereon, receive and consider the report of the directors, and consider resolutions:

1. To set the number of directors of the Company at six.

2. To elect the directors of the Company to serve until the next annual general meeting of shareholders.

3. To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To vote on an advisory resolution with respect to the Company's approach to executive compensation.

5. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The record date for notice and for voting at the Meeting is March 28, 2024. Only registered shareholders at the close of business on March 28, 2024, will be entitled to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting, please read, sign and date the form of proxy for the Meeting (the "**Proxy**") and deposit it with Computershare Investor Services Inc. ("**Computershare**") by courier or mail at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (international) **by 10:00 a.m. (Pacific Time) on Tuesday, May 21, 2024** or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting). Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

All shareholders may attend the Meeting but must follow the instructions set out in the accompanying information circular if they wish to vote at the Meeting.

The Company has adopted the notice and access model ("**Notice and Access**") provided for under National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer* for the delivery of the Notice of Meeting, information circular, financial statements and management's discussion and analysis for the year ended December 31, 2023 (collectively, the "**Meeting Materials**") to shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification.

DATED at Vancouver, British Columbia, this 11th day of April, 2024.

ON BEHALF OF THE BOARD OF DIRECTORS OF FIRST MAJESTIC SILVER CORP.

(signed) "Keith Neumeyer"

Keith Neumeyer
President & Chief Executive Officer

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic common shares, please visit www.FirstMajesticAGM.com.

PROXY SUMMARY

This summary highlights information contained in this Management Information Circular (the "**Information Circular**"). The summary does not contain all of the information that you should consider. Shareholders are encouraged to read the entire Information Circular carefully prior to voting.

Annual General Meeting Details



Date
Thursday, May 23, 2024



Location
The Sutton Place Hotel, 845 Burrard Street Vancouver, British Columbia V6Z 2K6



Time
10:00 a.m. (Pacific Time)

Shareholder Voting Matters

Matter to be Voted on	Management's Recommendation	Reference Page
Set the Number of Directors at Six (6)	FOR	Page 9
Election of Directors	FOR each nominee	Page 9
Appointment and Remuneration of Auditors	FOR	Page 18
Advisory Vote on Executive Compensation	FOR	Page 19

First Majestic has retained Kingsdale Advisors ("**Kingsdale**") to assist in the solicitation of proxies for the Meeting. Shareholders may contact Kingsdale for assistance with voting by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

You can access the materials for the annual general meeting and get assistance in voting your First Majestic common shares by scanning the QR code to the right with your smartphone.



Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 1**

Director Nominees

Shareholders will be asked to elect six directors to act as members of the Board until the next annual general meeting of shareholders unless an office is earlier vacated. The following chart provides summary information about each director nominee. Additional information regarding the nominees may be found beginning at page 10 of this Information Circular.

Name	Principal Occupation	Year First Appointed	Independent	Audit	Corporate Governance & Nominating	Compensation	Environmental, Social, Health & Safety
					Committee Participation		
Keith Neumeyer	President & Chief Executive Officer of the Company	1998	No				
Marjorie Co	Business Development Professional/ Lawyer	2017	Yes	●	Chair		●
Thomas F. Fudge, Jr.	Semi-retired Consultant	2021	Yes		●	Chair	
Raymond L. Polman	Retired/ Finance Consultant	2022	No				●
Jean des Rivières	Retired Executive/ Geologist	2021	Yes	●	●	●	Chair
Colette Rustad	Consultant	2021	Yes	Chair		●	

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 2**

PART ONE
VOTING INFORMATION

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 3**

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Majestic Silver Corp. ("**First Majestic**" or the "**Company**"). The accompanying form of proxy (the "**Proxy**") is for use at the Annual General Meeting of shareholders of the Company (the "**Meeting**") to be held on May 23, 2024, for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and employees of the Company (for no additional compensation). The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

First Majestic has retained Kingsdale Advisors to provide the Company with a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of First Majestic. Shareholders may contact Kingsdale Advisors by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Unless otherwise indicated, all references in this Information Circular to "$" refer to United States dollars, unless Canadian dollars (C$) are indicated. Unless otherwise indicated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.7561, being the exchange rate quoted by the Bank of Canada on December 31, 2023.

This Information Circular is dated April 11, 2024. Unless otherwise stated, information in this Information Circular is as of March 28, 2024.

Notice and Access Process

The Company has adopted the notice and access model ("**Notice and Access**") provided for under National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**") for the delivery of the Notice of Meeting, this Information Circular, financial statements and management's discussion and analysis for the year ended December 31, 2023 (collectively, the "**Meeting Materials**") to shareholders for the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Shareholders who receive a Notice and Access notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Information Circular on SEDAR+. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the Company's General Counsel & Corporate Secretary, toll-free, at 1-866-529-2807. A request for printed copies which are required in advance of the Meeting should be made no later than May 9, 2024, in order to allow sufficient time for mailing.

Voting Instructions

Registered Shareholders

Registered shareholders are persons who hold common shares of the Company that are registered directly in their names. **Registered shareholders may vote by participating in the Meeting, by appointing proxyholders, by telephone or by voting online.**

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 4**

Registered shareholders that wish to participate in the Meeting do not need to complete and deposit the form of proxy (the "**Proxy**") and should register with the scrutineer at the Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the Meeting may complete the Proxy. The Proxy names a director and/or officer of the Company as a proxyholder/alternate proxyholder (the "**Management Designees**"). **Shareholders have the right to appoint a person or entity (who need not be a shareholder) to attend and act for them on their behalf at the meeting other than the persons named in the enclosed instrument of Proxy. Registered shareholders that wish to appoint another person (who need not be a shareholder) to serve as proxyholder/alternate proxyholder at the Meeting may do so by striking out the names of the Management Designees and inserting the name(s) of the desired proxyholder/alternate proxyholder in the blank space provided in the Proxy.**

Registered shareholders may direct the manner in which their common shares are to be voted or withheld from voting at the Meeting by marking their instructions on the Proxy. Any common shares represented by the Proxy will be voted or withheld from voting by the Management Designees/proxyholder/alternate proxyholder in accordance with the instructions of the registered shareholder contained in the Proxy. If there are no instructions, those common shares will be voted "for" each matter set out in the Notice of Meeting. The Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.

At the time of printing of this Information Circular, management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting. No person who is a director of the Company has informed Management that he intends to oppose any action to be taken by Management at the Meeting.

Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on their Proxy.

To be valid, a completed Proxy must be deposited with or telephonic/online votes must be received by Computershare Investor Services Inc. ("**Computershare**") by 10:00 a.m. (Pacific Time) on May 21, 2024, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

A Proxy may be revoked by:

(a) completing a Proxy with a later date and depositing it by the time and at the place noted above;

(b) signing and dating a written notice of revocation and delivering it to Computershare at the address indicated on the accompanying Notice, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chair of the Meeting on the day of the Meeting or any postponement or adjournment of the Meeting, or by delivering the written notice of revocation by any other manner permitted by law; or

(c) attending the Meeting or any postponement or adjournment and registering with the scrutineer as a shareholder present in person.

*Shareholders who would like assistance with voting their First Majestic shares may contact Kingsdale Advisors ("**Kingsdale**") by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic common shares, please visit www.FirstMajesticAGM.com.*

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 5**

Non-Registered Shareholders

Non-registered shareholders are persons who hold common shares that are registered in the name of an intermediary (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSPs, RRIFs, RESPs or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company). **Non-registered shareholders may participate in the Meeting (either themselves or through a proxyholder) or through intermediaries using the voting instruction form (or other accompanying form). Alternatively, some non-registered shareholders may be able to vote by telephone or online and should refer to the voting instruction form (or other accompanying form) for further details and instructions.**

If a non-registered shareholder wishes to participate (either in person or through a nominee) and vote at the Meeting, it is critical to follow the required procedures for appointing proxyholders given that the Company does not have unrestricted access to the names of the Company's non-registered shareholders and accordingly would not otherwise have any record of a non-registered shareholder's entitlement to vote at the Meeting.

Non-registered shareholders may appoint themselves or nominees as proxyholders using one of the following procedures:

(a) carefully following the instructions for appointing a proxyholder contained in the voting instruction form (or other accompanying form) and ensuring that such request is communicated to the appropriate person well in advance of the Meeting and in accordance with such instructions; or

(b) unless prohibited by applicable corporate law, submitting any other document in writing to the Company requesting the non-registered shareholder or its nominee be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting or any postponement or adjournment by 10:00 a.m. (Pacific Time) on May 20, 2024 or at least 72 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

Non-registered shareholders who have appointed themselves as proxyholders and who wish to attend the Meeting and vote in person should not complete the voting section of their voting instruction form. Such non-registered shareholders should register with Computershare upon arrival at the Meeting, and may be asked to present valid picture identification and proof of share ownership to gain admission to the Meeting.

Non-registered shareholders who have submitted their voting instructions to their Intermediary, but nonetheless wish to attend the Meeting are welcome to do so. Such non-registered shareholders should register with Computershare upon arrival at the Meeting, and may be asked to present valid picture identification and proof of share ownership to gain admission to the Meeting. Such shareholders should not complete and sign any ballot that may be called for at the Meeting as their voting instructions will already have been followed.

Non-registered shareholders that wish to vote through their intermediaries using the voting instruction form (or other form) accompanying the Notice and Access notification should carefully follow the instructions contained in the voting instruction form (or other form) accompanying the Notice and Access notification and should ensure that such instructions are communicated to the appropriate person well in advance of the Meeting.

Non-registered shareholders should refer to the voting instruction form (or other form) accompanying the Notice and Access notification to determine if telephonic or online voting is available. If you are a non-registered shareholder, your Intermediary must receive your voting instructions in sufficient time for your Intermediary to act on them. The Company strongly encourages all non-registered shareholders to submit their voting instructions to their Intermediary online at www.proxyvote.com well in advance of the cut-off time of 10:00 a.m. (Pacific Time) on May 20, 2024 (or well in advance of 72 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting).

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 6**

Non-registered shareholders that wish to change their voting instructions or to appoint a proxyholder after delivering voting instructions in accordance with the instructions on a voting instruction form (or other form) accompanying the Notice and Access notification should contact the Company's General Counsel & Corporate Secretary toll-free, at 1-866-529-2807, to discuss whether this is possible and what procedures must be followed.

Non-registered shareholders who do not object to their name being made known to the Company (**"NOBOs"**) may be contacted by Kingsdale to assist in conveniently voting their shares of First Majestic directly by telephone. First Majestic may also utilize the Broadridge QuickVote™ service to assist such shareholders with voting their First Majestic shares.

Shareholders may contact Kingsdale by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Distribution to Non-Registered Shareholders

Non-registered shareholders fall into two categories: those who object to their identity being known to the Company ("**OBOs**") and NOBOs.

In accordance with applicable securities law requirements, the Company has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy to the Intermediaries and clearing agencies for distribution to non-registered shareholders. Intermediaries are required to forward the Notice and Access notification to non-registered shareholders unless a non-registered shareholder has requested paper copies (in which case the Intermediary will forward the Meeting Materials to the non-registered shareholder). Intermediaries often use service companies to forward the Notice and Access notification and Meeting Materials to non-registered shareholders.

The Company will assume the costs of delivery of proxy-related materials for the Meeting to OBOs.

Electronic Delivery of Meeting Materials

Non-registered shareholders are asked to consider signing up for electronic delivery ("**E-delivery**") of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy: go to www.proxyvote.com and sign in with your control number, submit your vote in respect of the resolutions for the Meeting and, following your vote confirmation, you will be able to select the E-delivery box and provide your email address. Once you have registered for E-delivery, going forward you will receive your Meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

Voting Securities and Principal Holders Thereof

The authorized share structure of the Company consists of an unlimited number of common shares without par value. As of March 28, 2024 (the "**Record Date**"), there were 287,246,185 common shares without par value issued and outstanding.

Each shareholder is entitled to one vote for each common share held as of the Record Date. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, as of the Record Date, there are no persons or companies who beneficially own or exercise control or direction, directly or indirectly, over common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 7**

PART TWO
BUSINESS OF THE MEETING

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 8**

The Meeting will address the following matters:

1. Receiving the Company's audited consolidated financial statements for the year ended December 31, 2023, together with the auditor's report thereon.

2. Setting the number of directors at six.

3. Electing the directors who will serve until the next annual general meeting of shareholders.

4. Appointing the auditors that will serve until the next annual general meeting of shareholders and authorizing the board of directors of the Company (the "**Board**" or "**Board of Directors**") to set the auditors' remuneration.

5. Voting on an advisory resolution with respect to the Company's approach to executive compensation.

6. Transacting any such other business as may properly be brought before the Meeting.

Receiving the Consolidated Financial Statements

The audited financial statements of the Company for the year ended December 31, 2023, together with the auditor's report on those statements (the "**Financial Statements**"), will be presented to the shareholders at the Meeting. The Financial Statements are available at www.FirstMajesticAGM.com or under the Company's profile at www.sedarplus.ca. A paper copy may be requested, at no charge to the shareholder, by calling the General Counsel & Corporate Secretary of the Company toll-free at 1-866-529-2807.

Setting the Number of Directors

The Company's Board currently consists of six directors, and at the Meeting, shareholders will be asked to set the number of directors of the Company for the ensuing year at six. **In the absence of instructions to the contrary, all Proxies will be voted "FOR" setting the number of directors of the Company at six for the ensuing year.**

Election of Directors

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below in "Nominees for Election of Directors" for election as directors at the Meeting and the Management Designees named in the Proxy intend to vote for the election of these nominees. **In the absence of instructions to the contrary, all Proxies will be voted "FOR" the nominees herein listed.** Each director elected at the Meeting will hold office until the Company's next annual general meeting, unless his or her office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any of the listed nominees withdraws or for any other reason will not stand for election at the Meeting, it is intended that discretionary authority shall be exercised by the Management Designees or other proxyholder/alternate proxyholder, as the case may be, named in the Proxy as nominee to vote the shares represented by the Proxy for the election of any other person or persons nominated by the Company to stand for election as directors, unless the shareholder has specified in his, her or its Proxy that the shareholder's shares are to be withheld from voting on the election of directors.

Majority Voting Policy

On May 20, 2016, the Board adopted a policy (the "**Majority Voting Policy**") which requires that any nominee for director for which there are a greater number of votes "withheld" than votes "for" his or her election will be required to tender his or her resignation as a director of the Company. The Majority Voting Policy was amended on February 19, 2021, and applies only to uncontested elections, which are elections in which the number of nominees for election as director is equal to the number of positions available on the Board. If a nominee for director is required under the Majority Voting Policy to tender his or her resignation, the Board will refer the

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 9**

resignation to the Corporate Governance & Nominating Committee (except in certain circumstances, in which case the Board will review the resignation without reference to the Corporate Governance & Nominating Committee) which will consider the director's resignation and will recommend to the Board whether or not to accept it. The Corporate Governance and Nominating Committee will generally be expected to recommend accepting the resignation, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Corporate Governance & Nominating Committee's recommendation within 90 days following the certification by the scrutineer of the voting results of the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director's resignation, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Corporate Governance & Nominating Committee at which the resignation is considered.

Advance Notice Policy

Pursuant to the advance notice policy (the "**Advance Notice Policy**") adopted by the Board of Directors on April 11, 2013, as subsequently amended, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy no later than the close of business on April 17, 2024. No such nominations have been received by the Company as of the date hereof.

Director Tenure Policy

On December 3, 2015, the Board adopted a policy to ensure appropriate and ongoing renewal of the Board of Directors in order to sustain Board performance and maintain Board expertise (the "**Director Tenure Policy**"). The Director Tenure Policy. Pursuant to the Director Tenure Policy, subject to receiving strong annual performance assessments and being annually re-elected by shareholders, non-management members of the Board may serve on the Board for the following terms:

- For a maximum of 15 years if such member joined the Board prior to January 1, 2015; or
- For a maximum of 10 years if such member joined the Board on or after January 1, 2015.

The Board may extend the term of a non-management director who joined the Board on or after January 1, 2015, for a subsequent five-year period.

Nominees for Election as Directors

The tables below set out the names of each of the nominees for election as directors, the municipality and province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee's principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of securities of the Company beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction as at the Record Date (March 28, 2024), and as at December 31, 2023 and 2022. All of the proposed nominees were duly elected as directors at the last Annual General Meeting of shareholders held on May 25, 2023.

The Board recommends that shareholders vote **FOR** the director nominees.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 10**



KEITH N. NEUMEYER[1]
Zug, Switzerland

Age: 64

Director since
December 1998

Not Independent

Principal Occupation:
President and Chief Executive
Officer of the Company since
November 2001

Mr. Neumeyer has worked in the investment community for over 35 years. Mr. Neumeyer began his career at a number of Canadian national brokerage firms and moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships in the areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. (Toronto Stock Exchange-FM). Mr. Neumeyer founded First Majestic in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange ("TSX") and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

Primary Skills and Expertise	2023 Continuing Education
Strategic Leadership	Vancouver Resource Investment Conference
International Business	Stansberry Research Gold Stock Analyst (GSA) Investor Day
Mergers and Acquisitions	BMO Capital Markets Global Metals & Mining Conference
Corporate Finance	Gold Forum Europe 2023
Operations	The Rule Symposium on Natural Resource Investing
Industry Expertise	Gold Forum Americas
Risk Management	121 Mining & Energy Investing
Human Resources	Swiss Mining Institute Conference
Government and Community Relations	National Bank CEO Mining Conference
	Soar Financial
	First Mint, LLC site visit
	Board Corporate Governance Education Session (CLE BC)
	Board Education Session (UBC Sauder School of Business)
	Prospectors & Developers Association of Canada (PDAC) Conference

Voting Results of 2023 Annual General & Special Meeting

For	Withheld
97.19%	2.81%

Board and Committee Membership

Board and Committee Membership	Attendance	
Board	11 / 11	100%

Other Reporting Issuer Directorships

First Mining Gold Corp. (Chair of Board)

Securityholdings (as at March 28, 2024)				
Share Ownership Requirement Achieved?[2]	Common Shares	Options	RSUs	PSUs
Yes	4,137,255	1,044,414	376,046	215,850

(1) Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Mr. Neumeyer.
(2) See the section entitled *"Executive Share Ownership Requirement"* on page 58 of this Information Circular for details regarding the requirements that apply to officers under the Company's Share Ownership Guidelines.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 11**



THOMAS F. FUDGE, JR., P.E., P.Eng. (ret)[1]

Grand Junction, Colorado, U.S.A.

Age: 69

Director since February 2021

Independent

Principal Occupation: Semi-retired Executive

Mr. Fudge brings over 40 years of professional mining experience, having previously worked with companies including Tahoe Resources Inc., Alexco Resources Corp., Hecla Mining Company, and Sunshine Precious Metals.

Mr. Fudge holds a Bachelor of Science degree in Mining Engineering from Michigan Technological University and has overseen numerous major mining construction projects in the United States, Mexico, Venezuela, Yukon Territory, Guatemala, and Peru.

Primary Skills and Expertise	2023 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Operations Industry Expertise Risk Management Government and Community Relations Environment & Sustainability	Board Corporate Governance Education Session (CLE BC) Board Education Session (UBC Sauder School of Business) Shareholder Engagement Issues, Trends and Implications for Directors Getting it Right from the Start Canadian Coalition for Good Governance: Executive Compensation Principles ESG Risks 2023 The Essential Link Between ESG Targets and Financial Performance

Voting Results of 2023 Annual General & Special Meeting

For	Withheld
92.52%	7.48%

Board and Committee Membership / **Attendance**

Board and Committee Membership	Attendance	
Board	11 / 11	100%
Compensation	4 / 4	100%
Corporate Governance & Nominating	2 / 2	100%

Other Reporting Issuer Directorships

None

Securityholdings (as at March 28, 2024)				
Share Ownership Requirement Achieved?[2]	Common Shares	Options	RSUs	DSUs
Yes	2,981	NIL	13,816	52,774[3]

(1) Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Mr. Fudge, Jr.

(2) Mr. Fudge, Jr. became a director on February 17, 2021 and has five years from the date of his appointment to comply with the Company's Share Ownership Guidelines. See the section entitled *"Director Share Ownership Requirement"* on page 40 of this Information Circular for details regarding the requirements that apply to directors under the Company's Share Ownership Guidelines.

(3) Comprises 10,932 DSUs that can be settled in Common Shares, and 41,842 DSUs that can only be settled in cash.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 12**



MARJORIE CO, B.Sc., LL.B., MBA[1]

British Columbia, Canada

Age: 54

Director since
March 2017

Independent

Principal Occupation:
Business Development
Professional/Lawyer

Ms. Co brings over 25 years of legal, business and corporate development experience. She currently provides business development and legal advice for technology-focused organizations and start-up companies. Her previous roles have included being the Director of Strategic Relations at Westport Innovations Inc. and Chief Development Officer at The PROOF Centre of Excellence. Ms. Co was called to the British Columbia Bar in 1996 and is a Member of the Law Society of British Columbia. Ms. Co obtained her Master of Business Administration and Bachelor of Laws degrees from the University of British Columbia, and her Bachelor of Science degree from Simon Fraser University.

Primary Skills and Expertise
Strategic Leadership
International Business
Mergers & Acquisitions
Corporate Finance
Industry Expertise
Accounting
Risk Management
Human Resources
Environment & Sustainability

2023 Continuing Education
Proxy Season Preview
Global Mining Group PDAC
Tech Savvy Boards: Perspectives and Insights on Technology
Workplace Investigations
New Climate Disclosure Standards: Impact on Boardrooms
Board Corporate Governance Education Session (CLE BC)
Board Education Session (UBC Sauder School of Business)
ESG Issues in a Changing World
A Principled Approach to Navigating Rising Expectations for Boards
Corporate Director—Canadian, US and Global Economic Outlook, PwC Director's Survey
Litigation Update for M&A Counsel
The Contract Speaks for Itself

Voting Results of 2023 Annual General & Special Meeting	
For	**Withheld**
94.08%	5.92%

Board and Committee Membership	Attendance	
Board	11 / 11	100%
Corporate Governance & Nominating	2 / 2	100%
Audit	5 / 5	100%
Environmental, Social, Health & Safety	1 / 1	100%

Other Reporting Issuer Directorships
None

Securityholdings (as at March 28, 2024)				
Share Ownership Requirement Achieved?[2]	**Common Shares**	**Options**	**RSUs**	**DSUs**
Yes	13,821	17,232	14,041	29,203[3]

(1) Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Ms. Co.

(2) See the section entitled *"Director Share Ownership Requirement"* on page 40 of this Information Circular for details regarding the requirements that apply to directors under the Company's Share Ownership Guidelines.

(3) Comprises 11,017 DSUs that can be settled in Common Shares, and 18,186 DSUs that can only be settled in cash.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 13**



RAYMOND L. POLMAN, B.Sc. (Econ), CPA, CA, ICD.D.[1]

British Columbia, Canada

Age: 64

Director since
May 2022

Not Independent

Principal Occupation:
Retired Chief Financial Officer

Mr. Polman has over 35 years of public accounting and corporate finance experience in the Canadian and US financial markets and was the Chief Financial Officer of the Company from February 2007 to December 2021. Prior to First Majestic, Mr. Polman had been a Chief Financial Officer for six years with a number of publicly-traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental Services Ltd., a large privately owned company serving the global mining community.

Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Professional Accountants of British Columbia. Mr. Polman also brings eight years of prior public accounting experience with Deloitte, LLP, and he has completed the ICD-Rotman Directors Education Program.

Primary Skills and Expertise

Strategic Leadership
International Business
Mergers and Acquisitions
Corporate Finance
Industry Expertise
Accounting
Risk Management
Information Technology

2023 Continuing Education

ICD-Rotman Directors Education Program
ICD.D Designation achieved January 29, 2024

Voting Results of 2023 Annual General & Special Meeting

For	Withheld
93.83%	6.17%

Board and Committee Membership

	Attendance	
Board	11 / 11	100%
Environmental, Social, Health & Safety	1 / 1	100%

Other Reporting Issuer Directorships

First Mining Gold Corp.

Securityholdings (as at March 28, 2024)				
Share Ownership Requirement Achieved?[2]	Common Shares	Options	RSUs	DSUs
Yes	129,667	NIL	11,079	22,930[3]

(1) Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Mr. Polman.

(2) See the section entitled *"Director Share Ownership Requirement"* on page 40 of this Information Circular for details regarding the requirements that apply to directors under the Company's Share Ownership Guidelines.

(3) These DSUs may only be settled in cash.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 14**



JEAN DES RIVIÈRES, P.Geo, M.Sc.A., B.Sc.[1]

Québec, Canada

Age: 63

Director since March 2021

Independent

Principal Occupation: Retired Executive/Geologist

Mr. des Rivières offers global diversified knowledge in the exploration and mining industry gained in more than 50 countries over a 35-year period. He occupied managerial and technical positions with companies such as BHP Group Limited, Rio Algom Ltd. and Noranda Inc. In his latest role as Vice President of Metals Exploration for BHP, he developed the global strategies that guided the teams to the discovery of the Oak Dam West iron oxide copper gold deposit in South Australia. His participation in the Minerals Americas Leadership team allowed him to contribute to the copper mining assets. Further, he chaired the Inclusion and Diversity committee of BHP. Prior to the vice presidency, he assumed global roles such as Ag-Pb-Zn global search leader, global copper commodity specialist and Resource Development Manager in the Business Development team. In this latter role, he helped to develop the strategies guiding the brownfield exploration programs for copper and Ag-Pb-Zn for BHP which resulted in the discoveries at Escondida Sur. He received his Bachelor or Science in Geology from the Université du Québec à Montréal in 1983 and his Master's of Applied Science in Geology from L'Ecole Polytechnique de Montreal from the University of Montreal in 1985.

Primary Skills and Expertise

Strategic Leadership
International Business
Mergers and Acquisitions
Operations
Industry Expertise
Accounting
Risk Management
Human Resources
Government & Community Relations and Environment & Sustainability

2023 Continuing Education

Board Corporate Governance Education Session (CLE BC)
Board Education Session (UBC Sauder School of Business)
Oversight of Climate Change

Voting Results of 2023 Annual General & Special Meeting

For	Withheld
93.81%	6.19%

Board and Committee Membership

	Attendance	
Board	11 / 11	100%
Compensation	4 / 4	100%
Corporate Governance & Nominating	2 / 2	100%
Audit [2]	N/A	N/A
Environmental, Social, Health & Safety	1 / 1	100%

Other Reporting Issuer Directorships

Midland Exploration Inc.

Securityholdings (as at March 28, 2024)				
Share Ownership Requirement Achieved?[3]	Common Shares	Options	RSUs	DSUs
Yes	11,989	NIL	11,066	27,609[4]

(1) Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Mr. des Rivières.
(2) Mr. des Rivières joined the Audit Committee subsequent to the year-ended December 31, 2023.
(3) Mr. des Rivières became a director on March 31, 2021 and has five years from the date of his appointment to comply with the Company's Share Ownership Guidelines. See the section entitled *"Director Share Ownership Requirement"* on page 40 of this Information Circular for details regarding the requirements that apply to directors under the Company's Share Ownership Guidelines.
(4) Comprises 9,423 DSUs that can be settled in Common Shares, and 18,186 DSUs that can only be settled in cash.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.



COLETTE RUSTAD, CPA, CA, ICD.D.[1]

British Columbia, Canada

Age: 58

Director since
July 2021

Independent

Audit Committee financial expert
Principal Occupation:
Consultant

Ms. Rustad is an international financial expert with over 30 years of diverse financial and operational experience, including mergers and acquisitions, project construction, risk management and advisory expertise in the mining, financial services, energy and technology sectors. She currently serves as a director of the Sanford Housing Society, previously served as a director for Terrane Metals Corp. and held executive positions at Barrick Africa (Vice-President & Chief Financial Officer); Goldcorp Inc, (Senior Vice-President, Treasurer and Controller); Ernst & Young Toronto (Senior Manager), and Alio Gold (Executive Vice-President & Chief Financial Officer). Ms. Rustad is a Chartered Professional Accountant (CPA)(CA) with a Bachelor of Commerce from the University of Calgary, and she has completed the Advanced Management Program from the Wharton Graduate School of Business, University of Pennsylvania and the ICD-Rotman Directors Education Program.

Primary Skills and Expertise	**2023 Continuing Education**
Strategic Leadership International Business Mergers & Acquisitions Corporate Finance Operations Industry Expertise Accounting Risk Management Human Resources Information Technology Government & Community Relations Environment & Sustainability	ICD-Rotman Directors Education Program Industry Audit Committee Roundtables Deloitte 360 Climate week Economic Outlook 2023 Seminar Board Corporate Governance Education Session (CLE BC) Board Education Session (UBC Sauder School of Business) ICD.D Designation achieved March 26, 2024

Voting Results of 2023 Annual General & Special Meeting

For	Withheld
98.45%	1.55%

Board and Committee Membership	Attendance	
Board	11 / 11	100%
Audit	5 / 5	100%
Compensation [2]	N/A	N/A

Other Reporting Issuer Directorships

None

Securityholdings (as at March 28, 2024)				
Share Ownership Requirement Achieved[3]	**Common Shares**	**Options**	**RSUs**	**DSUs**
Yes	2,037	NIL	13,491	26,398[4]

(1) Information regarding the biography, skills and expertise, continuing education and security holdings in this table has been furnished by Ms. Rustad.

(2) Ms. Rustad joined the Compensation Committee subsequent to the year-ended December 31, 2023.

(3) Ms. Rustad became a director on July 1, 2021 and has five years from the date of her appointment to comply with the Company's Share Ownership Guidelines. See the section entitled *"Director Share Ownership Requirement"* on page 40 of this Information Circular for details regarding the requirements that apply to directors under the Company's Share Ownership Guidelines.

(4) Comprises 8,212 DSUs that can be settled in Common Shares, and 18,186 DSUs that can only be settled in cash.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 16**

The information as to the municipality and province, state or country of residence, principal occupation, or business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out above has been furnished by the individual nominees as at March 28, 2024.

No director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been a director, chief executive officer or chief financial officer of any company, including the Company, that while that person was acting in that capacity:

(a) was the subject of a cease trade order, similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b) was subject to an order issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Director Qualifications

As discussed below under "Statement of Corporate Governance Practices—Assessments", the Board of Directors has adopted an annual formal director assessment process. As a part of this process the Board of Directors assesses the skills and expertise necessary to provide effective oversight of the business of the Company. Following is a summary of the skills and expertise possessed by each of the director nominees named in this Information Circular. The lack of a specifically identified area of expertise does not mean that the person in question does not possess the applicable skill or expertise. Rather, a specifically identified area of expertise indicates that the Board of Directors currently relies upon that person for the skill or expertise.

	Keith Neumeyer	Marjorie Co	Thomas F. Fudge, Jr.	Raymond L. Polman	Jean des Rivières	Colette Rustad
Strategic Leadership - Experience guiding strategic direction and growth of an organization, preferably including the management of multiple significant projects and experience with corporate governance.	✓	✓	✓	✓	✓	✓
International Business - Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where the Company has or expects to be developing operations.	✓	✓	✓	✓	✓	✓
Mergers and Acquisitions - Experience with significant mergers and acquisitions and/or investment banking.	✓	✓	✓	✓	✓	✓
Corporate Finance - Experience in the field of finance, specifically in corporate lending/borrowing transactions and public market transactions.	✓	✓	✓	✓		✓
Operations - Senior level experience with a major resource company with mineral reserves, exploration and operations expertise, and particular experience developing and implementing strong safety, environmental and operational standards.	✓		✓	✓	✓	✓
Industry Expertise - Experience in the mining industry, market and international regulatory environment.	✓	✓	✓	✓	✓	✓

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

	Keith Neumeyer	Marjorie Co	Thomas F. Fudge, Jr.	Raymond L. Polman	Jean des Rivières	Colette Rustad
Accounting - Experience as a professional accountant, a chief financial officer or a chief executive officer or member of the Audit Committee of a reporting issuer; strong understanding of the financial side of an organization, including familiarity with financial reports, internal financial controls and other financial requirements.		✓		✓	✓	✓
Risk Management - Experience implementing best practices for risk management, including assessing and addressing potential risks of a major organization.	✓	✓	✓	✓	✓	✓
Human Resources - Experience as a board compensation committee member or senior officer responsible for the oversight of compensation and benefit programs, having particular experience with executive compensation programs.	✓	✓			✓	✓
Information Technology - Experience developing and implementing leading information technology practices, including information security, at a major organization.				✓		✓
Government and Community Relations - Experience with and fulsome understanding of governmental and public policy and experience developing strong community relations and working relationships with communities and mining regulators in the jurisdictions where the Company operates.	✓		✓		✓	✓
Environment and Sustainability - Experience with and an understanding of environmental, health and safety issues and sustainable development practices in the mining industry.		✓	✓		✓	✓

Appointment of Auditor

The Company's auditor conducts the annual audit of the Company's financial statements, provides audit-related tax and other services, and reports to the Audit Committee of the Board. The Audit Committee is directly responsible for recommending the appointment, compensation, retention, evaluation, and, if necessary, termination of the independent registered public accounting firm retained to audit our financial statements. The Audit Committee and the Board have confirmed the appointment of Deloitte LLP as the independent registered public accounting firm for First Majestic for the calendar year ending December 31, 2024. Deloitte LLP has been our auditor since December 14, 2004.

The Audit Committee has reviewed and assessed the independence of Deloitte LLP and specifically considers the audit firm's independence related to all non-audit services and engagements provided by Deloitte LLP. Deloitte LLP follows audit partner rotation guidelines, such that a new lead audit partner and lead quality review partner is assigned to the Company at least every five years. Partners that complete a five-year term are required to observe a cooling-off period of at least five years before providing any further audit or non-audit services to the Company. Our current lead audit partner has been the lead audit partner since the year ended December 31, 2022.

The members of the Audit Committee and the Board believe that the continued retention of Deloitte LLP as our independent registered public accounting firm is in the best interests of the Company and of benefit to its shareholders. The Board recommends that shareholders vote **FOR** the re-appointment of Deloitte LLP as auditor of the Company until the next Annual General Meeting and **FOR** the resolution authorizing the Board to fix the remuneration to be paid to the auditor.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR | **Page 18**

Auditor's Fees

The following table sets out the fees billed to the Company by Deloitte LLP for professional services in each of the years ended December 31, 2022, and December 31, 2023, respectively.

Category	Year ended December 31, 2023	Year ended December 31, 2022
Audit Fees	$1,829,000	$1,648,000
Audit-Related Fees	$ 93,000	$ 42,000
Tax Fees	Nil	$ 8,500
All Other Fees	$ 7,000	Nil

Notes:

Audit fees include fees for services rendered by Deloitte LLP in relation to the audit and review of the Company's financial statements and in connection with its statutory and regulatory filings. Tax fees includes professional services rendered by Deloitte LLP for tax compliance, tax advice, and tax planning. Audit-related fees include an audit opinion on housing fund remittances in Mexico along with fees in connection with the Company's prospectus supplement. Other fees are made up of transfer pricing and zip code validation services. The 2023 audit fee includes amounts for 2023 audit services as well as final billings from the 2022 audit which were received in 2023.

Advisory Vote on Executive Compensation

On March 6, 2015, the Board adopted a policy relating to shareholder engagement and an advisory vote on executive compensation, known as "Say-on-Pay" (the "**Say-on-Pay Policy**"). The purpose of the Say-on-Pay Policy is to provide appropriate accountability to the shareholders of the Company for the Board's compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the Company's compensation plans for executives, as well as the plans themselves.

In accordance with the Say-on-Pay Policy, at the Meeting, shareholders will be asked to consider a non-binding advisory resolution on executive compensation as follows:

> "BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that: the shareholders accept the approach to executive compensation disclosed in the Company's Information Circular for this meeting."

The Board recommends that shareholders vote **FOR** the advisory resolution on executive compensation.

As this is an advisory vote, the results are not binding on the Company. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, and in determining whether there is a need to significantly increase engagement with shareholders on this matter. In particular, in the event that a significant number of shareholders oppose the advisory resolution, the Board will consult with its shareholders, specifically those that are known to have opposed the resolution, to understand shareholder concerns and evaluate appropriate actions in the context of those concerns. Following the results of the advisory vote for the Company's 2023 annual general meeting, the Company engaged Kingsdale Advisors to assist with an investor outreach campaign to discuss any concerns from significant shareholders, and to provide an opportunity for significant shareholders to communicate their comments and feedback to the Company relating to the Company's executive compensation practices. The results of this investor outreach campaign are set out in the section of this Information Circular entitled *"Part Three – Statement of Corporate Governance Practices – Responsiveness to 2023 "Say-on-Pay" Support"*.

Other Business

As of the date of this Information Circular, the Company is not aware of any other items of business to be considered at the Meeting other than as set forth above. If other items of business are properly brought before the Meeting, the First Majestic proxyholders intend to vote on such items in accordance with management's recommendation.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

PART THREE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 20**

The Board of Directors is responsible for developing, reviewing and implementing a set of corporate governance guidelines specifically applicable to the Company, as described in this Part of the Information Circular. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objectives of enhancing shareholder value and ensuring the financial viability of the business.

The Board of Directors has adopted the board mandate (the "**Board Mandate**") provided in Appendix "A" hereto clarifying responsibilities and ensuring effective communication between the Board of Directors and management.

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101 *Disclosure of Corporate Governance Practices*, as set out in Form 58-101F1 *Corporate Governance Disclosure* (the "**Form 58-101F1 Guidelines**"). The Form 58-101F1 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and the effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The Company will continue to monitor the developments and the various changes to the Form 58-101F1 Guidelines and best practices and where applicable, will amend its corporate governance guidelines accordingly.

Board of Directors

Independence of the Board

The Board currently consists of six directors, of whom four (a majority) are independent. None of the four independent directors has any direct or indirect material relationship with the Company (other than as a holder of common shares, Options, RSUs or DSUs of the Company) which could, in the view of the Board, reasonably interfere with the exercise of that person's independent judgment. Marjorie Co, Thomas F. Fudge, Jr., Jean des Rivières and Colette Rustad are independent. Keith Neumeyer is the President & Chief Executive Officer of the Company. As an Officer of the Company, Mr. Neumeyer is not an independent director. Raymond L. Polman is the former Chief Financial Officer of the Company, and as a result of his former position with the Company, he is not considered to be "independent" as such term is defined in National Instrument 52-110 *Audit Committees* until May 2025.

Director	Independent	Non-Independent	Reason for Non-Independence
Keith Neumeyer		●	Officer
Marjorie Co	●		
Thomas F. Fudge, Jr.	●		
Raymond L. Polman		●	Former Officer
Jean des Rivières	●		
Colette Rustad	●		

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 21**

Directorships and Interlocks

The following table discloses the directors of the Company that are also directors of other reporting issuers, as well as any executive positions or committee memberships held by the director with that reporting issuer:

Director	Company	Executive Position	Committee Memberships
Keith Neumeyer	First Mining Gold Corp.	Chair of Board	Audit Committee Compensation Committee Corporate Governance & Nominating Committee
Jean des Rivières	Midland Exploration Inc.		Audit Committee Technical Committee
Raymond L. Polman	First Mining Gold Corp.		Audit Committee Corporate Governance & Nominating Committee

The Board Mandate prohibits a director of the Company from serving on the board of more than five reporting issuers (excluding the Company).

The term "**Board Interlock**" means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term "**Committee Interlock**" means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer. Each of Keith Neumeyer and Raymond L. Polman is also a member of the board of directors of First Mining Gold Corp. ("**FF**"), a mineral exploration and development company listed on the Toronto Stock Exchange, and each of them is also a member of the Audit Committee of FF. This constitutes a "Board Interlock" and a "Committee Interlock" for the purposes of the Board Mandate. The Board has determined that, in its judgement, the Board Interlock does not adversely impact the independence of these directors or the ability of these directors to act in the best interests of the Company because, among other things, FF is focused on development and exploration properties, primarily in eastern Canada while the Company is focused on producing properties in Mexico and the United States.

In the event of a conflict, each of the directors involved will be required to act in accordance with their obligations under the Code (as defined under the heading "Ethical Business Conduct") and applicable corporate and securities laws as described under the heading "Ethical Business Conduct".

Independent Directors' Meetings

The independent directors hold regularly scheduled meetings which non-independent directors and members of management do not attend. The Board holds in-camera meetings regularly following Board meetings and Audit Committee meetings. During the financial year ended December 31, 2023, the independent directors of the Board held 11 in-camera meetings (one at the end of each Board meeting), and the Audit Committee held 5 in-camera meetings (one at the end of each Audit Committee meeting).

Chair

The Chair of the Board, Thomas F. Fudge, Jr., is an independent director. The Chair of the Board leads the Board in its management and supervision of the business and affairs of the Company and its oversight of management. The Chair of the Board is responsible for the following duties and responsibilities, among other things: act as liaison between the Board and key management of the Company and shareholders, chair Board and shareholder meetings, coordinate the agenda for Board meetings, and assist the Compensation Committee with its annual review of the performance of directors and the Board as a whole.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 22**

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company's shareholders. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2023, the Board held eleven (11) meetings, the Audit Committee held five (5) meetings, the Compensation Committee held four (4) meetings, the Corporate Governance & Nominating Committee held two (2) meetings and the Environmental, Social, Health & Safety Committee held one (1) meeting. The following table provides details regarding attendance of each current director for director and committee meetings during the financial year ended December 31, 2023 at these meetings.

Director	Board of Directors	Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee	Environmental, Social, Health & Safety Committee	Committees (Total)	Overall Attendance
Keith Neumeyer	11 / 11 (100%)						11 / 11 (100%)
Marjorie Co	11 / 11 (100%)	5 / 5 (100%)	2 / 2[1] (100%)		1 / 1 (100%)	8 / 8 (100%)	19 / 19 (100%)
Thomas F. Fudge, Jr.	11 / 11 (100%)		2 / 2 (100%)	4 / 4[1] (100%)		6 / 6 (100%)	17 / 17 (100%)
Raymond L. Polman	11 / 11 (100%)				1 / 1 (100%)	1 / 1 (100%)	12 / 12 (100%)
Jean des Rivières	11 / 11 (100%)	N/A[2]	2 / 2 (100%)	4 / 4 (100%)	1 / 1[1] (100%)	7 / 7 (100%)	18 / 18 (100%)
Colette Rustad	11 / 11 (100%)	5 / 5[1] (100%)		N/A[3]		5 / 5 (100%)	16 / 16 (100%)

(1) Indicates such director as the Chair of the committee.
(2) Mr. des Rivières joined the Audit Committee subsequent to the year-ended December 31, 2023.
(3) Ms. Rustad joined the Compensation Committee subsequent to the year-ended December 31, 2023.

Board Mandate

The Board Mandate was implemented by the Board effective March 7, 2019, as amended on February 19, 2021 and August 19, 2021, and is attached as Appendix "A" to this Information Circular. The Board Mandate is reviewed on an annual basis by the Company's Corporate Governance & Nominating Committee and by the Board, with the last review being March 30, 2024.

Position Descriptions

Written position descriptions have been developed by the Board for the President & Chief Executive Officer, the Chair of the Board and the Chair of each committee of the Board. See "Board of Directors – Chair" for a description of the Chair of the Board's role and responsibilities.

The President & Chief Executive Officer, Keith Neumeyer, provides leadership and vision to manage the Company in the best interests of its stakeholders. The President & Chief Executive Officer develops strategic direction and initiatives to maximize shareholder value, ensures the implementation of strategic, business and

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 23**

operational plans and manages the business and affairs of the Company within the guidelines established by the Board.

The current Chair of the Audit Committee, Colette Rustad, is an independent director. The Chair of the Audit Committee provides leadership to enhance the effectiveness of the Audit Committee and takes all reasonable steps to ensure that the responsibility and duties of the Audit Committee, as outlined in the Audit Committee Mandate, are well understood by the members of the Audit Committee and executed as effectively as possible. The Chair of the Audit Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Audit Committee meetings; chair Audit Committee meetings; report to the Board on the activities, findings and recommendations of the Audit Committee; and ensure annual performance evaluation of the Audit Committee and committee members.

The Chair of the Corporate Governance & Nominating Committee, Marjorie Co, is an independent director. The Chair of the Corporate Governance & Nominating Committee provides leadership to enhance the effectiveness of the Corporate Governance & Nominating Committee and takes all reasonable steps to ensure that the responsibility and duties of the Corporate Governance & Nominating Committee, as outlined in the Corporate Governance & Nominating Committee Mandate, are well understood by the members of the committee and executed as effectively as possible. The Chair of the Corporate Governance & Nominating Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Corporate Governance & Nominating Committee meetings; chair Corporate Governance & Nominating Committee meetings; report to the Board on the activities, findings and recommendations of the Corporate Governance & Nominating Committee; ensure annual performance evaluation of the Corporate Governance & Nominating Committee and committee members; and investigate complaints received under the Company's Whistleblower Policy (see "Whistleblower Policy" below).

The current Chair of the Compensation Committee, Thomas F. Fudge, Jr., is an independent director. The Chair of the Compensation Committee provides leadership to enhance the effectiveness of the Compensation Committee and takes all reasonable steps to ensure that the responsibilities and duties of the Compensation Committee, as outlined in the Compensation Committee Mandate, are well understood by the members of the committee and executed as effectively as possible. The Chair of the Compensation Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Compensation Committee meetings; chair Compensation Committee meetings; report to the Board on the activities, findings and recommendations of the Compensation Committee; and ensure annual performance evaluation of the Compensation Committee and committee members.

The Chair of the Environmental, Social, Health & Safety Committee, Jean des Rivières, is an independent director. The Chair of the Environmental, Social, Health & Safety Committee provides leadership to enhance the effectiveness of the Environmental, Social, Health & Safety Committee and takes all reasonable steps to ensure that the responsibilities and duties of the Environmental, Social, Health & Safety Committee, as outlined in the Environmental, Social, Health & Safety Committee Mandate, are well understood by the members of the committee and are executed as effectively as possible. The Chair of the Environmental, Social, Health & Safety Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Environmental, Social, Health & Safety Committee meetings; chair Environmental, Social, Health & Safety Committee meetings; monitor, assess and make recommendations to the Board respecting the environmental, social, health and safety policies, practices, and performance of the Company including worker health and safety; environmental matters including water, waste, biodiversity and air quality management, emissions and climate change, engagement with local communities and Indigenous Peoples, tailings facility management and emergency response plans, diversity, equity and inclusion, and human rights.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 24**

The Board has adopted a formal process for the orientation of new members of the Board. New directors are provided with comprehensive materials providing background information on the Company's history, performance and strategic plans as well as the role of the Board, its committees and members. The orientation program also provides new members with the opportunity to meet with the executive team. As each director has a different set of skills and professional background, the Board seeks to tailor orientation and training of new members according to the particular needs and experience of each new director.

Continuing education for all members of the Board is conducted primarily on an informal basis. As part of the continuing education of directors, presentations are made at Board meetings by management on new developments which may impact upon the Company and its business. In addition, directors receive periodic one-on-one presentations from management and are provided with the opportunity to meet with corporate officers outside of formal Board meetings to discuss and better understand the business. Directors also visit, from time to time, the underground mine and above ground operations at each of the Company's producing assets.

Board members are encouraged to communicate with management and the Company's auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars at no/minimal cost to the directors.

Board members have full access to the Company's records.

The following table provides details regarding various continuing education events held for, or attended by, the directors during the year ended December 31, 2023:

Date and Place	Event	Director(s) Attending
January 2023 (Vancouver, Canada)	Vancouver Resource Investment Conference	Neumeyer
January 2023 (Virtual)	Proxy Season Preview (Fasken Martineau DuMoulin LLP)	Co
February 2023 (Florida, USA)	Stansberry Research Gold Stock Analyst (GSA) Investor Day	Neumeyer
February 2023, (Florida, USA)	BMO Capital Markets Global Metals & Mining Conference	Neumeyer
March 2023 (Toronto, Canada)	Prospectors & Developers Association of Canada (PDAC) Conference	Neumeyer
March 2023 (Virtual)	Global Mining Group PDAC (Fasken Martineau DuMoulin LLP)	Co
April 2023 (Zurich, Switzerland)	Gold Forum Europe 2023	Neumeyer
April 2023 (Virtual)	Tech Savvy Boards: Perspectives and Insights on Technology (Deloitte LLP)	Co
April 2023 (Virtual)	Workplace Investigations (Alexander Holburn LLP)	Co
May 2023 (Vancouver, Canada)	Board Corporate Governance Education Session (Continuing Legal Education B.C.)	Neumeyer, Co, des Rivières, Fudge, Rustad
May 2023 (Vancouver, Canada)	Board Education Session (UBC Sauder School of Business: Climate Change)	Neumeyer, Co, des Rivières, Fudge, Rustad

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 25**

Date and Place	Event	Director(s) Attending
May 2023 (Vancouver, Canada)	ICD-Rotman Directors Education Program – Module I	Polman
May 2023 (Virtual)	New Climate Disclosure Standards: Impact on Boardrooms (Institute of Corporate Directors / Chapter Zero Canada)	Co
June 2023 (Vancouver, Canada)	ICD-Rotman Directors Education Program – Module II	Polman
June 2023 (Virtual)	ESG Issues in a Changing World (Fasken Martineau DuMoulin LLP)	Co
June 2023 (Virtual)	Charting the Future of Canadian Governance: A Principled Approach to Navigating Rising Expectations for Boards of Directors (Institute of Corporate Directors / TMX Group Limited)	Co
July 2023 (Florida, USA)	The Rule Symposium on Natural Resource Investing	Neumeyer
July 2023 (Vancouver, Canada)	Mining Minds (PricewaterhouseCoopers LLP)	Co
August 2023 (Virtual)	Oversight of Climate Change (Institute of Corporate Directors)	des Rivières
September 2023 (Colorado Springs, USA)	Gold Forum Americas	Neumeyer
September 2023 (Vancouver, Canada)	ICD-Rotman Directors Education Program – Module III	Polman
September 2023 (Virtual)	The Contract Speaks for Itself (Fasken Martineau DuMoulin LLP)	Co
October 2023 (Toronto, Canada)	ICD-Rotman Directors Education Program – Module I	Rustad
November 2023 (London, United Kingdom)	121 Mining & Energy Investing	Neumeyer
November 2023 (Zurich, Switzerland)	Swiss Mining Institute Conference	Neumeyer
November 2023 (London, United Kingdom)	National Bank CEO Mining Conference	Neumeyer
November 2023 (Frankfurt, Germany)	Deutsche Goldmesse German Gold Show (Soar Financial Partners)	Neumeyer
November 2023 (Vancouver, Canada)	ICD-Rotman Directors Education Program – Module IV	Polman
November 2023 (Toronto, Canada)	ICD-Rotman Directors Education Program – Module II	Rustad
November 2023 (Vancouver, Canada)	Corporate Director – Canadian, US and Global Economic Outlook, PwC Director's Survey (PricewaterhouseCoopers LLP)	Co

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 26**

Date and Place	Event	Director(s) Attending
November 2023 (Virtual)	Litigation Update for M&A Counsel (Fasken Martineau DuMoulin LLP)	Co
December 2023 (Toronto, Canada)	ICD-Rotman Directors Education Program – Module III	Rustad
December 2023 (Las Vegas, USA)	First Mint, LLC site visit	Neumeyer
Virtual	Shareholder Engagement Issues, Trends and Implications for Directors	Fudge
Virtual	Getting it Right from the Start	Fudge
Virtual	Canadian Coalition for Good Governance: Executive Compensation Principles	Fudge
Virtual	ESG Risks 2023	Fudge
Virtual	The Essential Link Between ESG Targets and Financial Performance	Fudge
Virtual	Industry Audit Committee Roundtables	Rustad
Virtual	Deloitte 360 Climate Week	Rustad
Virtual	Economic Outlook 2023 Seminar	Rustad

Ethical Business Conduct

The Board has adopted a formal written code of ethical conduct (the "**Code**") for its directors, officers and employees. The Corporate Governance & Nominating Committee is responsible for, among other things, overseeing, reviewing and periodically updating the Code and the Company's systems to monitor compliance with and enforce the Code, and the Audit Committee is responsible for, among other things, setting the standards of business conduct contained in the Code. Any non-compliance with the Code is required to be reported to the Corporate Governance & Nominating Committee. A copy of the Code may be accessed on the Company's website at www.firstmajestic.com.

Where a director has a material interest in a transaction or agreement concerning the Company, the Board will take such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board's exercise of independent judgment.

Corporate law and the Code require that any director or officer who is directly or indirectly interested in a proposed activity or transaction which involves the Company, or otherwise is in a position which creates a potential for a conflict of interest, must disclose the circumstances and these interests to the Company's President & Chief Executive Officer and the Corporate Governance & Nominating Committee, who will assess whether there is a conflict of interest. If it is determined that there is a conflict of interest, the conflict must be disclosed to the Board. Further, in accordance with applicable corporate law, any director who is in a position of conflict must refrain from voting on any resolution of the Board with respect to the conflict. The Board may also require the director to excuse himself or herself from deliberations of the Board or may alternatively refer the matter for consideration by a committee of independent directors of the Board.

Environmental Social Governance

The Company is committed to the principles of sustainable development, safety, and conducting its activities in an environmentally and socially responsible manner. The Company's core Environmental Social Governance

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 27**

("**ESG**") values are: caring for the environment in which it operates; contributing to the long-term development of its host communities; ensuring safe and secure workplaces for employees, local communities and governments; and operating transparently. Maintaining and improving good relationships and collaboration with the Company's host communities is essential to achieving sustainability targets. Through proactive engagement, the Company understands social, economic and environmental priorities and takes appropriate actions to tackle the most pressing issues and material risks. Through proactive engagement, the Company understands social, economic and environmental priorities and takes actions to tackle the most pressing issues and material risks.

The Board has adopted formal policies, procedures, and industry best practices to manage the Company's impacts and contribute to the social and economic development of local communities. The Board is directly responsible for this through its supervision of the Environmental, Social, Health & Safety Committee (the "**ESHS Committee**"). The members of the ESHS Committee currently consists of Jean des Rivières, Marjorie Co and Raymond L. Polman. The purpose of the ESHS Committee is, under the supervision of the Board, to monitor, assess and make recommendations to the Board respecting the environmental, social, health and safety policies, practices, and performance of the Company including worker health and safety; environmental matters including water, waste, biodiversity and air quality management, emissions and climate change, engagement with local communities and Indigenous Peoples, tailings facility management and emergency response plans, diversity, equity and inclusion, and human rights ("**ESHS Matters**").

The ESHS Committee's responsibilities include, but are not limited to, the following:

- **ESHS Matters:** review and monitor the ESHS Matters, affairs, systems, policies and activities of the Company on behalf of the Board in light of compliance with applicable legislation and policies.

- **Developments:** monitor significant developments in relevant policies, legislation and trends with respect to ESHS Matters that the Company operates in.

- **Initiatives:** review initiatives and strategies related to ESHS Matters and make recommendations to management and the Board.

- **Objectives and Assessment:** review and recommend to the Board for approval, corporate objectives relating to ESHS Matters, and assess the Company's performance against these objectives.

- **Disclosure:** review public reporting relating to the Company's performance on ESHS matters and ensure all such disclosure requirements are observed.

- **Review of Breaches:** review any breaches relating to the Company's policies or applicable legislation and policies on ESHS Matters and make recommendations to the Board for handling such breaches;

- **Report to the Board:** report to the Board on a regular and timely basis, and at least annually, on ESHS Matters and other matters coming before the Committee for review, discussion or action by the Board or another committee of the Board;

- **Risk Assessment:** assess with senior officers of the Company, the Company's material risk exposures relating to ESHS Matters and the Company's actions to identify, monitor and mitigate such exposures.

- **Report on ESG:** review and approve the report on ESHS Matters for publication and other ESHS Matters in the annual management information circular.

The Board's materiality assessment process (the "**Materiality Assessment Process**"), informed by the Global Reporting Initiative ("**GRI**"), provides a consistent methodology for measuring and tracking social impacts and sustainability performance across the Company's mines, while offering the flexibility needed to tailor the approach to the circumstances of each operation. As part of the Materiality Assessment Process, the Company collects qualitative data through a series of internal workshops at each mine site, as well as corporate surveys. Input is also gathered through consultations with key content specialists within the Company, who conduct ongoing internal and external stakeholder engagement and have the ability to represent perceptions from various

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 28**

stakeholders, including: community members, employees, contract workers, labour unions, supply chain vendors, government authorities, industry organizations, non-governmental organizations, and shareholders.

The Company also conducts regular audits of its systems and monitors the results of site performance to identify corrective actions and improvements. Sustainability performance is reported to the Board on a quarterly basis. The audits help the Board monitor and manage the impacts of the Company's activities on communities, the work force, and regional supply chains.

The Company has implemented a number of systems relating to the environment and sustainability, including the following management systems:

First Majestic Environmental Management System ("EMS"). EMS is applied across all operations and projects of the Company. It is designed to establish a culture focused on preventing, minimizing and mitigating environmental impacts. EMS is based on international standards and best practices, and best industry practices in the US and Mexico, and the requirements to obtain the Clean Industry Accreditation (the "**CIA**") for the Mexican-based operations. All of the Company's operating mines have implemented an annual compliance program to manage the obligations and conditions that must be fulfilled under the Company's environmental permits. External EMS audits are conducted regularly to review the performance of each mining operation. Important environmental indicators such as water consumption, greenhouse gas emissions, and environmental incidents are recorded and updated in real time in the Company's internal Risk Management System and Production Status database.

First Majestic Social Management System ("SMS"). SMS is the Company's tool to implement its social performance commitments. The purpose of the various programs and procedures within SMS is to ensure the Company is proactively managing operational impacts, engaging transparently with its stakeholders, and collaborating in a manner that achieves tangible development outcomes in its regions of operation. SMS is based upon social performance best practices, including International Finance Corporation ("IFC") Performance Standards, Towards Sustainable Mining Protocols,

International Council on Mining and Metals ("ICMM"), UNICEF Child Rights and Business Principles, the Voluntary Principles on Security and Human Rights, and includes clear performance indicators for continuous improvement. All of the Company's operating mines have local community engagement plans and social investment programs in place. Each site has had a social impact assessment conducted and has identified an area of influence, which includes the local communities in a geographic area impacted economically, socially, and/or environmentally by its operations. In 2023, First Majestic´s three operating mines in Mexico, the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine have all been awarded with the 2023 Socially Responsible Business Distinction Award, also known as the Empresa Socialmente Responsable Award, for best sustainability practices. Since being acquired by First Majestic, the Santa Elena operation, located in the state of Sonora, received the Award for the eighth consecutive years; the La Encantada operation, located in the state of Coahuila, received the distinction for two years and the San Dimas operation, located in the state of Durango, for five consecutive years. The Award is presented annually by the Centro Mexicano para la Filantropia CEMEFI (Mexican Centre for Philanthropy). This distinction from within the Mexican community recognizes excellence in environmental and social responsibility and ethical management.

Occupational Health and Safety Management System ("OHSM"). OHSM is applied in all Mexican operations to standardize tasks, and strengthen a culture focused on keeping our people safe. Key pillars of OHSM are Visible Felt Leadership, regulatory compliance and fulfillment of the requirements to obtain the Mexico Safe Company Certification, issued by the Mexican Secretariat of Labour and Social Welfare. All of the Company's operations in Mexico have subscribed to the voluntary program and self-audit process.

The Company also implemented a number of initiatives to minimize the social and economic effects caused by the global COVID-19 pandemic. Prior to the Mexican Government deeming mining as an essential business on

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 29**

May 18, 2020, the Company adopted sanitary protocols to slow down or prevent the spread of the virus throughout the communities and operations where the Company is active. The Company's response included the creation of preparedness and response plans for COVID-19 prevention and control at each site.

Although the Company's sustainability practices and efforts have been in place for many years, the Company published its first environmental, social and governance ("**ESG**") report (the "**2019 Sustainability Report**") in 2020 and has since published its most recent ESG report in 2022 (the "**2022 Sustainability Report**"). The 2022 Sustainability Report follows internationally-recognized guidance for extractive companies operating globally and is aligned with Canadian Enhanced Corporate Social Responsibility ("CSR") Strategy. This guidance includes, GRI, the Sustainability Accounting Standards Board, the UN Sustainable Development Goals, the Mining Association of Canada's Towards Sustainable Mining Initiative, the Organisation for Economic Co-operation and Development Guidelines for Multinational Enterprises, Voluntary Principles on Security and Human Rights, International Finance Corporation Performance Standards, and UN Guiding Principles on Business and Human Rights. The 2022 Sustainability Report can be found on the Company's website at https://www.firstmajestic.com/corporate-social-responsibility/esg-report/.

The Company's 2022 Sustainability Report and ESG reporting in general is not prepared in accordance with the Task Force on Climate-Related Financial Disclosures ("**TCFD**") recommendations, but they are aligned with them. Below is a summary of key disclosures related to the TCFD recommendations.

The Company's governance structure addresses climate-related risks and opportunities through site-level implementation of sustainability policies and processes, and executive and board-level supervision. Beginning with the CEO, the Company champions sustainability and monitors the Company's progress in this area. The Board oversees all environmental policies and practices. The Company's ESHS Committee reports to the Board on sustainability issues including climate-related risks. The Corporate Social Responsibility team manages sustainability reporting and acts as a centre of expertise on sustainability and contributes to strategies, plans and goal-setting in collaboration with executive and operational teams. The operational teams institute sustainability policies and processes to ensure sustainability and climate-related considerations are integrated into the day-to-day management of the business. At a site-level there are environment teams who ensure the above-noted policies are enacted at all sites.

The Company's senior leadership team prioritizes, reviews, and assesses measures to identify and address climate change risk, mitigation measures, and opportunities to reduce its carbon footprint annually. The Board and senior management oversee the Company's capital allocation and business model to fulfill its mission to produce profitable silver ounces and grow its mineral resources through ethical, innovative, and sustainable practices.

The Company's Corporate Innovation and Technical Services departments have a key responsibility to assess market-based solutions to improve its energy efficiency via low-carbon technologies and switching to lower-carbon energy sources.

Sustainability and climate-related risks and opportunities are addressed throughout the Company's supply chain. The Company's supplier's procedure requires that their procurement team consider, beyond technical and economic considerations, environmental compliance and sustainability performance. 100% of the Company's service providers are screened on ESG criteria.

The Board, through its oversight of the ESHS Committee, also oversees the Company's specific areas that were found by key internal and external stakeholders to be of particular importance. These areas include, energy and climate action, water-stewardship, biodiversity management, and tailings management, policies, procedures and activities.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 30**

The Company tracks tangible and material impacts of climate-related risks and opportunities and adapts its business and ESG strategy accordingly. The most significant ESG-related risks for the Company include: environmental incidents, climate change risks including severe weather events, social conflicts, public health crises, ongoing health and safety performance, labour shortages, union relationships, and security issues (e.g., theft, fraud). These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, liabilities to third parties and other liabilities.

The Company's strategy to address these risks are mitigation, adaptation and supporting climate opportunities. The Company approaches mitigation by reducing First Majestic's carbon footprint by using lower-carbon energy sources and more energy-efficient mining processes. For example, in the last five years, the Company invested more than US$105 million to modernize its processing technologies, enhance operational efficiencies, and decarbonize its energy consumption. One of its priorities has been reducing its dependency on diesel fuel and converting to Liquified Natural Gas ("**LNG**").

The Company is proactively adapting its operations to mitigate and improve resiliency against climate risks (such as extreme weather events) on its sites, offices and facilities. It is supporting climate opportunities by optimizing business opportunities to meet the growing global demand for precious metals needed for low-carbon technologies and solutions. With the establishment of First Mint, the Company is able to provide further supply chain transparency of its silver products to the market.

As part of the Company's strategy, since 2019, the Company has streamlined emissions from processing, ventilation, heating, and cooling. It also targeted processing and recovery efficiencies through technology innovation as a path to decarbonize its operations.

The Company's Risk Management department is accountable for identifying and reporting risks (including climate-related risks), conducting risk assessment training, and facilitating risk reviews. On an ongoing basis, it evaluates the adequacy and effectiveness of its risk controls, determines action plans to reduce risks to an acceptable level of risk tolerance, and monitors and follow-ups on these plans.

The Company has identified climate change as a top risk for the Company. Its risk management assessments include aspects related to energy security and its exposure to physical risks of climate change. The Company accounts for changing weather and extreme events in its business decisions. It continues to build expertise in terms of understanding and evaluating climate change impacts, so that it improves its ability to avoid or mitigate adverse effects on its operations and the communities in which the Company works and lives.

Along with the recommendations of GRI, SASB and TCFD standards to assess material climate-related risks and opportunities, the Company tracks and monitors energy consumption, including, direct (Scope 1) and indirect (Scope 2) greenhouse gas ("**GHG**") emissions, and GHG emissions intensity on a monthly basis. These metrics are publicly reported annually in the Company's Sustainability Report. At this time, the Company does not compile scope 3 GHG emissions. While it has comprehensive environmental plans and an Environmental Management System in place to prevent, minimize and mitigate impacts, the Company has not yet developed long-term emission reduction targets.

Compared to a 2019 baseline, as of 2023, the Company had modified its energy consumption trends through a 43% reduction in diesel consumption and by having LNG power 23% of the Company's electricity generation needs. The Company also saw a 28% decrease in scope 1 direct GHG emissions compared to 2019. Due to increased electrification, there was a 25% increase in scope 2 indirect GHG emissions over the same time period. This led to a 12% reduction in total Scope 1 and 2 GHG emissions and a 26% reduction in GHG intensity (emissions per tonne of ore processed) in 2023 compared to 2019. The largest source of Scope 1 emissions comes from mobile equipment (73% of total Scope 1 and 42% of total GHG emissions).

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 31**

The Company continues to improve its ESG strategy and process through commitment and dedication to sustainability. In the Company's upcoming 2023 Sustainability Report, we will be disclosing our first public Sustainability Strategy, including public metrics and targets related to our most material sustainability topics.

Information Security

The Company has established and continues to enhance security controls which protect its information systems and infrastructure.

The Company's information and cyber-security program is a set of processes and solutions designed to prevent, detect and respond with procedures and tools powered by Artificial Intelligence and Machine Learning. The program combines continuous monitoring and remediation of technical and human interactions with the Company's network and data and includes 24x7 security operations centres with cybersecurity experts that monitor the network and email traffic, and protect the health of the Company's devices.

The Company's Audit Committee is responsible for reviewing the adequacy of security of information, information systems and recovery plans. The members of the Audit Committee have experience in assessing the information security matters faced by the Company. The Chair of the Audit Committee, Colette Rustad, in her former roles at Goldcorp Inc., and Barrick Gold (Placer Dome), Africa, had oversight of financial and operations technology and digitization strategy, was chair of the technology implementation committee and transitioned to cloud and SaaS (Software as a Service). All members of the Board, management and employees also receive cybersecurity awareness training.

The Board is briefed by the Audit Committee on information security matters on a quarterly basis. The Board develops its strategic initiatives in response to the Committee's assessments and recommendations. The Company has not experienced an information security breach in the last three years. The Company is assessing the market for acquiring an information security risk insurance policy but does not yet have a policy in place. The Company is externally reviewed by international consulting firms to assess and recommend continual improvements to its information security standards. These reviews include annual Cyber Penetration Testing and Cybersecurity Maturity Assessment, as well as Operational Technology Security Assessments.

Diversity, Equity & Inclusion Policy

As an extension of the Code, the Board adopted a policy, on March 6, 2015 and amended on March 8, 2022 and December 1, 2022, to reflect its commitment to diversity, equity and inclusion in all levels in the workplace and on the Board (the "**DEI Policy**"). The DEI Policy sets out the guidelines by which the Company and the Board will endeavour to achieve diversity, equity and inclusion throughout the Company. To this end, the Company is dedicated to cultivating an environment where individual differences are respected, the ability to contribute and access employment opportunities is based on performance, skill and merit, and inappropriate attitudes, behaviours and stereotypes are confronted and eliminated. Although the Company does not currently have any formal quotas or targets in this regard, the Board considers diversity, equity and inclusion as an element of the overall selection criteria of Board candidates. In addition, the Board and management attempt to interview a balanced representation of candidates for each opening on the Board and management, respectively.

The Company reports that, as of December 31, 2023 (a) none of the Company's personnel at the executive management level was female and 25% of such executive management personnel identified themselves as part of a minority group, and (b) 43% of the Company's Board was female and 14% of Board members identified themselves as belonging to a minority group.

Whistleblower Policy

In 2007, the Company adopted a whistleblower policy (the "**Whistleblower Policy**") which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 32**

financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code, to report such violation or concerns on a confidential and anonymous basis. The policy also states clearly and unequivocally that the Company prohibits discrimination, harassment and/or retaliation against any employee, officer or director who (i) reports complaints regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code or (ii) provides information or otherwise assists in an investigation or proceeding regarding any conduct which he or she reasonably believes to be a violation of employment or labour laws, securities laws, laws regarding fraud or the commission or possible commission of a criminal offence. Everyone at the Company is responsible for ensuring that the workplace is free from all forms of discrimination, harassment and retaliation prohibited by the Whistleblower Policy. No employee, officer or director of the Company has the authority to engage in any conduct prohibited by the Whistleblower Policy. Reporting can be made by web-based reporting or by telephone through EthicsPoint, Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chair of the Corporate Governance & Nominating Committee, the President & Chief Executive Officer and the General Counsel & Corporate Secretary. Each matter reported is investigated, and corrective and / or disciplinary action is taken, if appropriate.

Nomination of Directors

The Corporate Governance & Nominating Committee currently consists of Marjorie Co, Thomas F. Fudge, Jr. and Jean des Rivières, all of whom are independent. Among its duties, the Corporate Governance & Nominating Committee is responsible for identifying individuals qualified to become new Board members and for recommending to the Board the new director nominees for the next annual meeting of shareholders. In selecting appropriate candidates for the Board, the Corporate Governance & Nominating Committee is tasked with determining appropriate Board size, composition and profile of the Board with a view to ensuring a diversity of skills, backgrounds, experiences and expertise. The use and maintenance of an "evergreen" list of potential directors, and a skills/experience matrix as a tool to identify any gaps in the competencies most relevant to the Board, assist the Corporate Governance & Nominating Committee in assessing and interviewing potential Board members and reviewing candidates for vacancies on the Board. The committee may also engage a third-party service firm to assist with recruitment of candidates for the Board. In accordance with the Diversity, Equity & Inclusion Policy, the Board will consider diversity, equity and inclusion as an element of the overall selection criteria of candidates. In addition, the Board will attempt to interview a balanced representation of candidates for each opening on the Board.

Compensation

The Compensation Committee currently consists of Thomas F. Fudge, Jr., Jean des Rivières and Colette Rustad, all of whom are independent. Among its duties, the Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, retain and inspire senior officers. All members of the Compensation Committee have experience acting on board compensation committees and overseeing compensation and benefit programs.

The Compensation Committee's responsibilities include, but are not limited to, the following:

• Review at least annually the performance of the Board as a whole.

• Review annually the performance of individual directors, including with respect to minimum attendance guidelines, diligence, avoidance or handling of conflicts of interest and compliance with respect to their statutory and common law duties.

• In collaboration with the Chair of the Board, evaluate the performance of the President & CEO including against the Company's corporate goals and objectives, strategic plan and the Company's policies and procedures and report to the Board.

• Review at least annually the performance of the Chair of the Board.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 33**

The Compensation Committee reviews management's recommendations for and, in accordance with Board guidelines, recommends the granting of Options, Restricted Share Units ("**RSUs**") and Performance Share Units ("**PSUs**") to management, directors, officers and other employees and consultants of the Company and its subsidiaries. Independent members of the Board are compensated for acting as directors and, pursuant to the policies of the TSX, may be granted incentive stock options and RSU's under the Company's Long-Term Incentive Plan and deferred share units ("**DSUs**") under the Company's standalone Deferred Share Unit Plan. The Board, as a whole, approves the RSUs and DSUs granted to each director.

The Company reviews the compensation practices of comparable mining companies from time to time to ensure our compensation approach is competitive within the marketplace, in which we operate. The Company also receives benchmark market data from industry surveys and compensation consultants.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee, which currently consists of Marjorie Co, Thomas F. Fudge, Jr. and Jean des Rivières, has, under the supervision of the Board, overall responsibility to monitor the governance of the Board of Directors (including the size of the Board and the profiles of the Board members) and Board committees. The Corporate Governance & Nominating Committee's responsibilities include, but are not limited to, the following:

- Review at least annually the size, composition and profile of the Board.
- On an annual basis, recommend and bring forward to the Board, a list of corporate governance issues for review, discussion or action by the Board or a committee.
- Oversee, review, and periodically update the Company's Code of Ethical Conduct and the Company's systems to monitor compliance with and enforce the code.

Other Board Committees

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee, Compensation Committee, Corporate Governance & Nominating Committee and Environmental, Social, Health & Safety Committee.

Assessments

The Board of Directors has adopted an annual formal assessment process with respect to the performance of the Board, its committees and its individual directors. The Board as a whole considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to properly discharge its responsibilities and individuals with the necessary skill sets are identified. As discussed above under "Compensation", the Compensation Committee undertakes this assessment on behalf of the Board.

Shareholder Engagement

The Company conducts an active shareholder engagement program through a variety of means. The Company communicates regularly with shareholders through annual and quarterly reports and news releases, as well as through other disclosure and regulatory documents filed on SEDAR+ at www.sedarplus.ca. The Company's management team regularly meets with large institutional shareholders and investment advisors. In addition, the Company periodically hosts conference calls and webcasts to allow individual shareholders the opportunity to ask questions and participate in a discussion regarding the Company's financial and operational highlights and results. Investors may also contact the Company's investor relations department by letter, e-mail or telephone on a continuing basis.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

The Board also recognizes that it is important for the Board to communicate with shareholders, including organizations that represent or advise shareholders on matters of governance, such as the Canadian Coalition for Good Governance, Glass Lewis and Institutional Shareholder Services. Shareholders, employees and other interested parties may communicate directly with the Board on questions or concerns related to the Board and executive succession, compensation and corporate governance through the Chair of the Board or the Company's General Counsel & Corporate Secretary.

Responsiveness to 2023 "Say-on-Pay" Support

At last year's annual general meeting of the Company's shareholders held on May 25, 2023, the advisory "say-on-pay" resolution received the support of 26.17% of the votes cast. In addition, Ana Lopez, a former director and the former Chair of the Compensation Committee, received 53.13% support of the votes cast. These results are concerning for First Majestic, the Compensation Committee, and the Board, and delivered a strong message from our shareholders. Since last year's meeting, the Company has invested considerable time and effort to engage with its shareholders and listen to their concerns regarding our approach to executive compensation. Specifically, we took the following actions:

• **Retained Independent Board Advisory Services:** The Compensation Committee retained the services of Lane Caputo Compensation Inc. to conduct a risk assessment in respect of executive compensation at the Company and to review and provide input with respect to Parts Four and Parts Five of this Information Circular.

• **Retained Independent Strategic Shareholder Advisory Services:** First Majestic retained Kingsdale Advisors to provide the Company with a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis, including the investor outreach campaign detailed below and to assist in the solicitation of proxies for the Meeting.

• **Shareholder Engagement:** With the assistance of Kingsdale Advisors, the Chair of the Board and members of First Majestic's management team engaged in an investor outreach initiative and have met with and solicited feedback from a number of First Majestic's top shareholders in relation to executive compensation and other topics of shareholder interest. Additionally, where reasonable, the Company plans to take the shareholder concerns into consideration when implementing future changes.

  • We reached out to 16 of First Majestic's 30 largest shareholders, including dissenting shareholders who voted against the 2023 "say-on-pay" advisory resolution, representing approximately 28.12% of First Majestic's issued and outstanding shares (approximately 94.80% of voter turnout for the 2023 annual general meeting). This figure does not include shares owned by insiders of the Company, a number of whom are part of our top 30 shareholders. We held three meetings with shareholders representing approximately 2.64% of First Majestic's issued and outstanding shares (8.89% of voter turnout for the 2023 annual general meeting). Additionally, four other shareholders representing 8.80% of First Majestic's issued and outstanding shares (29.86% of voter turnout for the 2023 annual general meeting) noted that they were appreciative of the engagement opportunity, and either did not have any concerns to discuss with First Majestic, or they have outsourced their governance, stewardship, and proxy voting practices. Seven shareholders, representing 16.68% of First Majestic's issued and outstanding shares (approximately 56.24% of voter turnout for the 2023 annual general meeting), did not reply to our engagement requests, despite multiple follow-up attempts.

• **Management and Board's Intention Regarding Future Engagement Processes:** Management and the Board intend to undertake similar investor outreach initiatives and engagement processes in the future in order for the Company to continuously improve its compensation practices and disclosure.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 35**

Addressing Shareholder Concerns Through Engagement

We appreciate our shareholders' continued engagement throughout the process. The following table summarizes the key themes arising from the valuable feedback provided by our shareholders and independent consultant reviews of our compensation program, and our response:

Feedback Theme	Specific Topics	Shareholder Feedback	First Majestic's Response
Executive Compensation	STIP and LTIP Targets and Performance Disclosure	In addition to pay-for-performance concerns, we heard from shareholders that our disclosures surrounding the Company's annual and long-term performance incentives continue to lag expectations for a Composite Index company, thus making proper assessment of the company's compensation structure challenging.	We acknowledge that shareholders would like to further understand how the Board makes their decisions in compensating executives, and the reasoning behind it. This year and moving forward, we are giving more emphasis on disclosing targets for at risk compensation, and how the executives performed relative to these targets. In particular, our disclosure of any discretionary decisions.
		Emphasis on understanding if there are any outliers in the executive pay mix and understanding the reasons behind them.	If there are any outliers in our targets relative to peers or market expectations (both qualitative and quantitative), we aim to adequately disclose them moving forward.
Executive Compensation	Quantum of Executive Compensation	Concerns around the quantum of CEO compensation for 2023.	The Board believes that the 2023 total compensation for the President & CEO was appropriate in light of Mr. Neumeyer's scope of work and contributions to First Majestic, as our Founder, and specifically his mandate to transform First Majestic into the world's largest silver producer. In addition, the Board believes that the compensation structure for the President & CEO is aligned with the shareholder experience. An example of this was the Company's inaugural grant of PSUs that were awarded to NEOs in January 2020 and vested in January 2023. As a result of a performance score of 0.5 (50%) based on the Company's share price performance vs. 7 peer companies, NEOs (including Mr. Neumeyer) only received half the number of common shares associated with these PSUs upon settlement.
		Excessive Change of Control provisions that are "single-trigger" only.	Having taken into account shareholder feedback regarding this matter, the Board and Mr. Neumeyer are reviewing certain amendments to the terms of his Services Agreement, including a a revision to the change of control provision in the Services Agreement that would result in such provision becoming subject to a double-trigger. The Company expects to finalize the amended terms of Mr. Neumeyer's Services Agreement by the end of the second quarter of 2024.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

PART FOUR
DIRECTOR COMPENSATION

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 37**

Compensation of Directors

Under its Director Compensation Plan, the Company awards each non-executive director, other than a director who is also a Named Executive Officer (as defined in Part Five of this Information Circular) (a "**Non-Executive Director**") an annual grant of CAD$50,000 worth of RSUs under the Company's Long-Term Incentive Plan, and an annual grant of CAD$85,000 worth of DSUs under the Company's Deferred Share Unit Plan (except for the Chair of the Board, who is awarded CAD$175,000 worth of DSUs annually). In addition, the Company pays each Non-Executive Director an annual cash retainer fee. An additional annual cash retainer is paid to the Chair of the Board, and to the Chair of each Committee of the Board. The Company also provides each Non-Executive Director with an annual cash payment of CAD$2,000 in respect of expenses, and reimburses each Non-Executive Director up to CAD$3,000 annually in respect of continuing education courses and activities. The details of the Director Compensation Plan are summarized in the table below:

Director Compensation Plan	CAD$
Annual cash retainer fee for all non-executive directors	$135,000
Additional annual retainer fee for Chair of the Board	$90,000
Additional annual retainer fee for Chair of the Audit Committee	$30,000
Additional annual retainer fee for Chair of the Compensation Committee	$20,000
Additional annual retainer fee for Chair of the Corporate Governance & Nominating Committee	$15,000
Additional annual retainer fee for Chair of the Environmental, Social, Health & Safety Committee	$15,000
Annual award of RSUs to all non-executive directors	$50,000 worth of RSUs
Annual award of DSUs to non-executive directors (other than Chair of the Board)	$85,000 worth of DSUs
Annual award of DSUs to Chair of the Board	$175,000 worth of DSUs
Annual expenses reimbursement	$2,000
Annual allowance for education expenses	$3,000

The table below sets forth the details of compensation provided to the Non-Executive Directors during the financial year ended December 31, 2023. Other than compensation paid to the Named Executive Officers (in their roles as such) who are also directors, and except as noted below, no other compensation was paid to Non-Executive Directors in their capacity as directors of the Company or its subsidiaries, or of a committee of the Board or of its subsidiaries, or as consultants or experts.

Name	Fees earned[1] ($)	Share-based awards[1][2] ($)	Option-based awards[3] ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation[1] ($)	Total ($)
Marjorie Co	111,136	100,022	Nil	Nil	Nil	Nil	211,158
Thomas F. Fudge, Jr.	166,704	166,704	Nil	Nil	Nil	Nil	333,407
Ana Lopez[4]	114,840	100,022	Nil	Nil	Nil	Nil	214,863
Raymond L. Polman	100,022	100,022	Nil	Nil	Nil	37,098	237,143
Jean des Rivières	111,136	100,022	Nil	Nil	Nil	Nil	211,158
Colette Rustad	122,249	100,022	Nil	Nil	Nil	Nil	222,272

(1) All director compensation is paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the 2023 average exchange rate of C$1.00 equaling $0.7409.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

(2) This amount is the aggregate dollar amount of market value of share-based awards based on the share price at the grant date.
(3) No option-based awards granted in the year ended December 31, 2023.
(4) Ms. Lopez resigned from the Board on February 20, 2024.

Compensation of Directors – Outstanding Share-Based Awards and Option-Based Awards

The share-based component of compensation paid to Non-Executive Directors is intended to advance the interests of the Company by encouraging such directors to remain associated with the Company. Grants of RSUs under the Long-Term Incentive Plan are intended to provide long-term awards linked directly to the market value performance of the Company's shares. Prior to April 2022, DSUs were awarded under the Company's Long-Term Incentive Plan and would be settled in shares of the Company. In April 2022, the Company removed DSUs from the Long-Term Incentive Plan and adopted a stand-alone DSU Plan which provides that any DSUs issuable thereunder may only be settled in cash (no common shares are issuable upon the settlement of any DSUs awarded under the DSU Plan). DSUs are only issuable to Non-Executive Directors and fully vest on the grant date. The Compensation Committee recommends to the Board the awarding of RSUs and DSUs to the Non-Executive Directors in accordance with the Director Compensation Plan.

The following table sets forth the incentive plan awards granted to the Non-Executive Directors outstanding as at December 31, 2023:

Name	Option-based awards				Share-based awards		
	Number of securities underlying unexercised options (#)	Option exercise price[4] ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested[1] ($)	Market or payout value of vested share-based awards not paid out or distributed[3] ($)
Marjorie Co	17,232	12.04	2-Jan-25	Nil	7,776	75,592	268,380
	31,295	6.18	2-Jan-24	Nil			
Thomas F. Fudge, Jr.	Nil	Nil	Nil	Nil	7,551	75,601	404,489
Ana Lopez[2]	21,496	10.02	9-Jun-25	Nil	7,776	75,611	268,399
Raymond L. Polman	Nil	Nil	Nil	Nil	6,292	52,495	154,241
Jean des Rivières	Nil	Nil	Nil	Nil	7,464	72,450	249,179
Colette Rustad	Nil	Nil	Nil	Nil	7,226	69,293	229,961

(1) This amount is calculated based on the total number of outstanding unvested RSUs multiplied by the Company's share price on the grant date of such RSUs, or on December 31, 2023, whichever is greater. Share-based awards are paid in Canadian dollars and converted to U.S. dollars at the exchange rate of C$1.00 = $0.7561 being the December 31, 2023 exchange rate quoted by the Bank of Canada.
(2) Ms. Lopez resigned from the Board on February 20, 2024.
(3) This amount is calculated based on the total number of outstanding vested DSUs, multiplied by the Company's share price on the grant date of such DSUs, or on December 31, 2023, whichever is greater. Share-based awards are paid in Canadian dollars and converted to U.S. dollars at the exchange rate of C$1.00 = $0.7561 , being the December 31, 2023 exchange rate quoted by the Bank of Canada.
(4) Option-based awards are made in Canadian dollars. The exercise price of outstanding options was converted to U.S. dollars at the exchange rate of C$1.00 = $0.7561, being the December 31, 2023 exchange rate quoted by the Bank of Canada.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 39**

Compensation of Directors – Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by each Non-Executive Director for all incentive plan awards during the financial year ended December 31, 2023:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year[1][2] ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Marjorie Co	Nil	109,544	Nil
Thomas F. Fudge, Jr.	Nil	154,371	Nil
Ana Lopez[3]	Nil	102,070	Nil
Raymond L. Polman	Nil	71,623	Nil
Jean des Rivières	Nil	86,323	Nil
Colette Rustad	Nil	83,180	Nil

(1) All share-based awards are made in Canadian dollars. The value vested or earned during the financial year ended December 31, 2023 were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7561, being the December 31, 2023 exchange rate quoted by the Bank of Canada.
(2) This amount is calculated based on the total number of RSUs and DSUs that vested during the financial year ended December 31, 2023 multiplied by the Company's share price on the grant date of such RSUs and DSUs, as applicable, or on December 31, 2023, whichever is greater. Share-based awards are paid in Canadian dollars and converted to U.S. dollars at the exchange rate of C$1.00 = $0.7561 being the December 31, 2023 exchange rate quoted by the Bank of Canada.
(3) Ms. Lopez resigned from the Board on February 20, 2024.

Director Share Ownership Requirement

In an effort to align the interests of the Board with those of the Company's shareholders, the Company has adopted Share Ownership Guidelines that establish minimum share ownership requirements for its directors under which directors are required to own First Majestic securities (namely common shares, RSUs and/or DSUs) having a value established by the Board. Directors appointed prior to November 29, 2018 who hold a minimum of 30,000 common shares of the Company are deemed to have met the criteria. Directors who are appointed after November 29, 2018 and before January 1, 2021, and have acquired common shares with a value totaling at least 100% of such Director's base annual retainer fee are deemed to have met the criteria. A director appointed after January 1, 2021 or who has not previously met the criteria is required, within five years of their appointment, to have an "Awards Grant Credit" and/or common shares equal to at least 300% of such director's annual cash retainer fee.

For purposes of determining a director's Awards Grant Credit, the number of unvested RSUs and unsettled DSUs held by the Director is multiplied by the market price of the Company's common shares on the grant date of the respective RSUs and DSUs, or by the market price of the Company's shares on the date an evaluation under the Company's Share Ownership Guidelines is being made, whichever is greater.

As of the Record Date, all directors of the Company comply with the Company's Share Ownership Guidelines.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 40**

PART FIVE
EXECUTIVE COMPENSATION

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR　　　　　　　　　　　　　　　　　　　**Page 41**

Letter to Shareholders from the Chair of the Board Regarding Executive Compensation

Dear Fellow Shareholders,

2023 was both a successful and challenging year for the Company. We benefited from the strong development and planning of our Ermitaño mine, which has yielded results above our original plans and provided the Company with much better production balance. We lowered holding costs at all non-producing mines and remain committed to extracting further value from those sites. At Santa Elena we saw the successful integration of the new filter which has greatly reduced our process challenges at the site. At San Dimas we made major cost reduction improvements with the re-structuring of our workforce (both union and non-union staff), as well as reductions in contractor and third-party vendors. At La Encantada we continue to focus on further reducing costs while mining in a difficult grade environment.

Although measurable progress was being achieved at Jerritt Canyon in key activities such as mine planning and operations, as well as improvements in ore processing, the incremental improvements were offset by variances to historic resource models compounded by significant weather events in early 2023. As a result, the Company made the difficult decision to temporarily suspend operations and focus on exploration with a view to restarting production with a robust mine plan that would provide consistent ore feed equal to name-plate processing capacity. The resulting shift in the Company's short-term business strategy necessitated the reassessment of the short-term performance objectives developed prior to the suspension of operations to refocus the management team and, as a result, establishing new performance objectives for the second half of 2023 (*see page 54 of this Information Circular for more details on the performance objectives established for the first and second halves of 2023*).

The original strategic value that drove the acquisition of Jerritt Canyon, its exploration potential and stable political jurisdictions, are as valid today as they were in 2021 when we acquired the asset. We continue to see a bright future for the site and are excited for this year's mine exploration program. In 2024 we have a substantial exploration investment planned at Jerritt Canyon, which in reality will be the first exploration campaign the mine has seen in more than 20 years. This decision further reflects our commitment to responsible business management and the best interests of our shareholders. I want to confirm that the Compensation Committee has taken into account the impact of this management decision when determining our executive compensation award recommendations for 2023, as it did for 2022.

Shareholder Alignment

Our compensation philosophy is based on the objective of aligning executive compensation with the long-term interests of our shareholders. Our compensation programs are designed to attract, retain, and motivate top-tier executive talent while fostering a culture of performance, accountability, and sustained business growth. Our executive compensation program is structured to include a balanced mix of base salary, annual incentives, and long-term equity awards, with more than 70% of executive compensation "at risk" (*see page 51 of this Information Circular for more details on the targeted pay mix for the CEO and other NEOs*).

This "pay-at-risk" is highlighted by share-based and option-based awards to align executive pay with shareholder experience. Awards of stock options provide value to recipients only if value is created for shareholders while our Performance Share Unit awards are structured to provide targeted value to the executive team when total shareholder return provided to First Majestic shareholders meets and exceeds a basket of alternative investments in the precious metals space (*see page 55 of this Information Circular for more details on Share-based and Option-based Awards*).

This alignment of pay with shareholder experience is evident in the actual realized pay of our CEO compared to the reported values in the Summary Compensation Table. While shareholder experience has been relatively flat

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 42**

over the past five years (2% rate of return over that time period), actual pay for the CEO has declined by 31% versus the reported value over this time period, creating direct alignment with shareholders *(see page 60 of this Information Circular for more details on the alignment between share price performance and CEO pay)*.

Shareholder Outreach

We remain committed to maintaining strong governance practices, and our executive compensation programs undergo regular reviews by the Compensation Committee. Shareholder feedback is a vital component of this process, and we actively engage with shareholders to understand their perspectives on executive compensation matters. Since last year's Annual General Meeting, the Company has invested considerable time and effort to engage with its shareholders and listen to their concerns regarding our approach to executive compensation *(see page 35 of this Information Circular for more detail on the Company's shareholder engagement and responsiveness to Say-on-Pay support following the 2023 Annual General Meeting and the Company's plans for future investor outreach campaigns)*.

Improved Compensation Disclosure

In response to concerns raised during shareholder engagement, and as part of our commitment to transparency and effective communication with our valued shareholders, we have added additional disclosure on:

- our compensation decision-making process (*see page 58 of this Information Circular*),
- objectives, performance and award determination under our short-term incentive plan (see *page 54*),
- the structure of our annual equity-based awards, including restrictions on the vesting of PSUs (see *page 56*),
- the Compensation Committee's approach to managing compensation risk (see *page 57*), and
- the relationship between shareholder experience and executive pay (see *page 60*).

This year's Compensation Discussion & Analysis is greatly enhanced compared to prior years, but we will continue to enhance the quality of our compensation disclosure moving forward. I invite you to read our Compensation Discussion & Analysis below for additional information on the Company's approach to both governance and compensation. I also invite you to attend our 2024 Annual General Meeting to ask questions of me or my fellow board members with respect to the company results, compensation programs and governance.

We appreciate the continued support of our shareholders and remain committed to delivering value through sound governance practices and responsible executive compensation. I also remain firmly committed to evolving our approach to executive compensation in response to market changes, governance practices and especially to shareholder engagement and input.

Sincerely*,*

(signed) "Thomas F. Fudge, Jr."

Thomas F. Fudge, Jr.
Chair of the Board; Chair of the Compensation Committee

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

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Introduction

The following section describes the significant elements of the Company's executive compensation programs, with particular emphasis on the compensation payable to the CEO, the CFO and other individuals that were determined to be "**Named Executive Officers**" or "**NEOs**" within the meaning of National Instrument 51-102 *Continuous Disclosure Obligations* ("**NI 51-102**"). During the financial year ended December 31, 2023, the Company had the following five NEOs:

Name	Title
Keith Neumeyer	President and Chief Executive Officer ("**CEO**")
Steven Holmes	Chief Operating Officer ("**COO**")
David Soares	Chief Financial Officer ("**CFO**")
Colin Bower	Vice-President of Operations, Mexico ("**VP Operations**")
Michael Deal	Vice-President of Metallurgy & Innovation ("**VP Metallurgy**")

Note: The defined terms in the table above are used throughout this Part Five of the Information Circular when each NEO's position at the Company is being referenced.

In some instances, the compensation programs and certain other matters outlined herein may also apply to other members of senior management, however, the programs that are discussed here, relate specifically to our NEOs.

The following is a brief biography for each of the NEOs:

KEITH NEUMEYER

CEO	Mr. Neumeyer has worked in the investment community for over 35 years, beginning his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publicly-traded companies in the resource and high technology sectors. His roles have included senior management positions in the areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original founding President of First Quantum Minerals Ltd. (Toronto Stock Exchange-FM). Mr. Neumeyer founded First Majestic in 2002 and founded First Mining Gold Corp. in 2015. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

STEVEN C. HOLMES

COO	Mr. Holmes is a mining engineer with over 35 years of experience and is responsible for overseeing all operational functions of the Company's silver and gold mines and projects. Prior to joining First Majestic in February 2020, Mr. Holmes held the position of Vice-President, Joint Venture Portfolio at Barrick Gold Corporation, a global gold mining company, and was responsible for overseeing Barrick's interest in its Global Joint Venture operations and projects. He previously served as the Chief Operating Officer for KGHM International, Operations Vice-President at the Sierra Gorda copper mine in Chile and has acted in general management roles at Asarco, the Mine Technology Group, Chino Mines Company and Freeport-McMoRan.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 44**

DAVID SOARES, CPA, CA

CFO	Mr. Soares has over 15 years of finance and management experience reflecting progressively senior leadership roles with multinational mining companies, including Xstrata, Glencore and Barrick. Prior to joining First Majestic Silver, Mr. Soares served as Chief Financial Officer of Kirkland Lake Gold, one of the top performing senior gold producers during its time which culminated with the merger of equals transaction with Agnico Eagle Mines. He has international governance experience having served as a director of national level organizations representing industry and the private sector. Mr. Soares holds a Chartered Professional Accountant designation (CPA, CA) from the Chartered Professional Accountants of Ontario, an ICD.D designation from the Institute of Corporate Directors, a Master of Business Administration from the Ivey Business School, and a Bachelor of Commerce from the University of Toronto.

COLIN BOWER

VP Operations	Mr. Bower joined First Majestic Silver in May of 2021, as the Vice-President of Operations, Mexico. Prior to joining First Majestic, Mr. Bower held executive leadership roles with Barrick Gold, BHP Billiton and KGHM International. Mr. Bower holds a master's degree in international management from the Thunderbird School of Global Management.

MICHAEL DEAL

VP Metallurgy	Mr. Deal joined First Majestic Silver in June of 2021 and has over 18 years of mining experience, managing all phases of operations, metallurgy, technical services, mine planning, procurement, maintenance and technical support. Prior to joining First Majestic Silver, Mr. Deal held senior management roles at Nevada Gold Mines, Newmont Mining, OceanaGold, and Romarco Minerals. Mr. Deal holds a Bachelor of Science from the Colorado School of Mines and is currently working towards a Master of Business Administration at Arizona State University.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 45**

At a Glance – What We do	At a Glance – What We Don't Do
✓ We provide shareholders with the ability to provide feedback on our executive compensation program via an annual Say-on-Pay advisory vote and a shareholder engagement outreach program	✓ We do not guarantee annual base salary increases or incentive compensation
✓ We ensure all members of the Compensation Committee are independent under Canadian securities laws	✓ We do not guarantee annual equity award grants
✓ Our Compensation Committee engages an independent compensation advisor	✓ We do not reprice stock options
✓ We conduct periodic compensation risk reviews by the Compensation Committee	✓ We do not grant loans to directors, management or other employees (other than the loan that was granted to our COO, as detailed in the section "*Indebtedness of Directors and Senior Officers to the Company*" in Part Six.)
✓ We benchmark our executive compensation programs against an appropriate peer group	
✓ We pay executives for performance, with over 70% of pay at risk	
✓ We use mixed time horizons in our incentive programs to focus executives on both short-term and long-term business goals	
✓ We place a cap on short-term incentive payouts (STIP)	
✓ We disclose STIP objectives, weightings, and results	
✓ We provide executives with a balance of equity-based incentives, including stock options, Performance Share Units and Restricted Share Units, to align pay with shareholder experience	
✓ We have established significant share ownership requirements for NEOs	
✓ Our Incentive Compensation Recovery Policy applies to all incentive plans	
✓ We prohibit NEOs from directly or indirectly hedging or monetizing the value of shares held in the company via our Securities Trading Policy	
✓ Other than our CEO, each NEO's executive's employment contract includes a double trigger change of control provision	
✓ Our Board of Directors may at their discretion, suspend, reduce or change incentive programs at any time	

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 46**

Compensation Discussion & Analysis

Compensation Governance

The Compensation Committee directs the design and provides oversight of the Company's executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive in the marketplace and that enable the Company to attract, retain and motivate executives. The Compensation Committee's principal functions are to:

• Review and recommend compensation levels and programs for the Company's CEO to the independent members of the Board of Directors;

• Review and recommend compensation levels and programs for all other executive officers to the full Board of Directors; and

• Administer the Company's equity incentive plan.

The Compensation Committee is comprised of three independent directors. The current members of the Compensation Committee are Thomas F. Fudge, Jr., Jean des Rivières, and Colette Rustad. The Board believes that the Compensation Committee has the knowledge, experience and background required to fulfill its mandate. All of the members of the Compensation Committee have direct experience in both public and private sector executive compensation.

Compensation Decision-Making Process

The Company's compensation program design and decision-making process involves the CEO, the Compensation Committee and the Board, with the benefit of advice from the Compensation Committee's external independent compensation advisor.

The CEO participates in executive compensation decisions for all NEOs other than himself by making recommendations to the Compensation Committee regarding the following:

• Base salary, annual bonus awards and equity award grants;

• Annual and long-term quantitative goals and the annual qualitative goals; and

• Participation in the Company's equity incentive plan and amendments to the Company's equity incentive plan, as necessary.

The Compensation Committee reviews these recommendations and can exercise its discretion in accepting or modifying any of the recommendations prior to making its final recommendations to the Board of Directors.

Shareholders have the opportunity to express their views on the Company's compensation program each year at the Company's annual general meeting through a non-binding Say-on-Pay advisory vote on executive compensation. This feedback mechanism is designed to enhance accountability for the compensation decisions made by the Compensation Committee and the Board by giving shareholders a formal opportunity to provide their views on the Company's approach to executive compensation. While the advisory vote is not binding, the Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions.

Independent Compensation Advisor

Pursuant to its mandate, the Compensation Committee has the authority to retain external advisors to assist it in fulfilling its responsibilities. In late 2021, the Compensation Committee retained Lane Caputo Compensation Inc. ("**Lane Caputo**") to assist the Compensation Committee with the development of a compensation program for the Company's executive officers and non-executive directors. Pursuant to that mandate, Lane Caputo has assisted the Compensation Committee in reviewing the Company's compensation philosophy, developed a compensation

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 47**

strategy and comparator group of companies that reflects the Company's size and stage of development, provided a review of current market practices regarding executive officer and non-executive director compensation and provided advice and recommendations with respect to best practices in the governance of compensation. In 2023 and as described earlier on page 35 of this Information Circular under "*Responsiveness to 2023 "Say on Pay" Support*", Lane Caputo was further tasked with assessing the risks inherent in the Company's executive compensation programs, inclusive of the policies that the Company currently has in place to mitigate executive compensation risk and retroactive analyses to compare compensation realized versus shareholder value created and forward stress-testing of incentive payout ranges and achievement levels. In the course of conducting its activities, Lane Caputo has attended meetings of the Compensation Committee and presented its findings for discussion by the Compensation Committee.

The Compensation Committee considers the advice, guidance and recommendations provided by Lane Caputo as part of its deliberations on its recommendations to the Board with respect to both executive officer and non-executive director compensation.

For the financial years ended December 31, 2023 and 2022, the following fees were billed by and paid to Lane Caputo:

Name of Consultant	Executive Compensation-Related Fees ($)[1]		All Other Fees ($)	
	2023[2]	2022[2]	2023	2022
Lane Caputo	28,045	29,532	–	–

(1) Fees paid to Lane Caputo Compensation Inc. for services related to determining the compensation of the Company's directors and officers.
(2) All Executive Compensation Related fees were paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equaling $0.7561 in 2023 and $0.7383 in 2022.

Compensation Philosophy

The following executive compensation principles guide the Compensation Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company's executive compensation program:

• Compensation levels and opportunities should be market competitive to facilitate recruitment and retention of qualified and experienced executives, while being aligned with shareholder expectations;

• Compensation should reinforce the Company's business strategy by clearly communicating key metrics and operational performance objectives (both short and long-term) in its incentive plans and by establishing the right balance of "at risk" incentives in executive's total compensation;

• Incentive compensation should factor in the Company's commodity-based cyclical business environment by emphasizing operational performance over performance measures that are more directly influenced by metals prices; and

• Compensation programs should align executives' long-term financial interests with those of shareholders by providing equity-based incentives and be weighted heavily with "at risk" rewards.

The Company's general executive compensation philosophy is to reward its executive officers via three components of compensation. First a "base" compensation component in the form of salaries that are competitive in the marketplace of other similar publicly traded mining companies. Second, an annual incentive component tied to annual objectives and third a long-term equity award component, focused on achieving long-term shareholder value. The Company provides executives with the opportunity to earn above average "total" compensation through the potential attainment of annual incentive bonuses and through creating shareholder value via the Company's long-term equity plan. Overall, we believe that executive compensation must be heavily weighted with "At-Risk" compensation, to both motivate employees and ensure shareholder value is achieved.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 48**

The Company's compensation structure is designed to be competitive within the marketplace of other Canadian and US based mining companies that are similar in scale, scope and location of operations. Our approach to compensation is designed to meet the Company's compensation objectives, which are to allow the Company to attract, retain and motivate experienced senior executives and ensure that they are incentivized to achieve the Company's business plans, strategies and goals in both the short and long-term basis and ultimately, to increase shareholder value. We believe that shareholder value is primarily driven by the achievement of results, both in terms of financial strength and operating measures, such as safe production and costs. The Board ensures company objectives are tied directly to the annual budget and long-term plans. Executive compensation awards are then linked to key performance metrics such as production levels, cash costs, increases in reserves and resources, maintaining the safety of all employees, advancing our ESG initiatives and meeting/exceeding our environmental requirements. Our key target metrics relate to business aspects that executive officers and other senior employees can influence and meaningfully impact. As described in more detail below, executive compensation is dependent on achieving both individual and Company performance results and is, therefore, linked to the creation of shareholder value.

Benchmarking & Compensation Peer Group

To benchmark the competitiveness of the compensation program for the Company's executive officers, the Compensation Committee, in consultation with Lane Caputo, considered the following selection criteria for developing an appropriate peer group:

- Market capitalization
- Annual revenues
- Number of mining operations
- International operations
- Head office location (Canada or United States)
- Similar scope and complexity

The current peer group consists of the following companies:

Compensation Peer Group Companies		
Alamos Gold Inc.	Equinox Gold Corp.	Kinross Gold Corp.
B2Gold Corp.	Ero Copper Corp.	Lundin Gold Corp.
Centerra Gold Inc.	Hecla Mining Company	Lundin Mining Corp.
Eldorado Gold Corp.	Hudbay Minerals Inc.	Pan American Silver Corp.
Endeavour Silver Corp.	IAMGOLD Corp.	SSR Mining Inc.

The table below summarizes the Company's relative size against the operational and financial criteria that the Compensation Committee considers when selecting peers for the benchmarking of compensation.

Percentile	Market Capitalization (as at Dec, 31, 2023) ($000's)	2023 Annual Revenue ($ millions)	Number of Producing Mines
25th Percentile	1,576	945	2
50th Percentile	2,653	1,088	4
75th Percentile	4,741	1,812	5
First Majestic Silver	**1,767**	**574**	**3**

The Compensation Committee considers the marketplace compensation information obtained from the Compensation Peer Group above and in consultation with management, may also consider certain pay practices of other, silver-specific producers to benchmark other relevant geographical operational factors that may influence the competitive pay practices for certain members of the executive team.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 49**

The Compensation Committee believes that the peer group that the Company has used to assess 2023 compensation practices and performance is a suitable peer group that accurately reflects the competitive landscape within which First Majestic competes. As the Company's North American assets in production are based in Mexico, with the vast majority of the Company's revenue coming from these sources, the 2023 peer group is appropriately comprised of peers that are that have an appropriate number of mining operations, international operations, and are of a similar scope and complexity to First Majestic.

Elements of Executive Compensation

The Company's executive compensation program for the financial year ended December 31, 2023 consisted primarily of the following components:

What We Pay	Why We Pay It	How It Works
Base Salary	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the NEO.	• Reviewed in the first quarter of each year, against market/peer group, and established for the 12-month period of January to December. The Compensation Committee is responsible for making recommendations on base salaries for all NEOs.
Short-Term Incentive Plan (STIP)	Focuses NEOs on achievement of short-term financial, operational, exploration, environmental, ESG, health and safety goals, and/or achievement of milestones that are aligned with the long-term success of the Company.	• Annual incentive plan based on corporate goals and objectives. STIP provides a cash award directly related to achieving short-term objectives. • All awards are subject to the sole discretion of the Board. • The Board, at its discretion may adjust any plan calculated award.
Long-Term Incentive Plan (LTIP)	Focuses NEOs on the achievement of long-term shareholder value, and aligns management's interests with those of shareholders.	• Equity is awarded based on NEO performance, evaluated on an annual basis, and any plan award is subject to the NEO meeting expected performance thresholds. • We balance our at-risk equity awards to NEOs via three (3) vehicles: 1. Stock Options that vest over 30-months (25% on the first anniversary of the date of grant, then 25% every six months thereafter). All Stock Options have a 10-year expiration period, and are generally granted bi-annually. 2. Restricted Share Units (RSUs) - vesting over a three-year period (one-third per year starting on the first anniversary of the date of grant). 3. Performance Share Units (PSUs) will be vested after a three-year cliff vesting period is completed. Any final award is subject to a Total Shareholder Return (TSR) performance calculation against the named Peer Group. Based on calculated TSR performance the award is then subject to a performance factor multiplier of between 0% to 200% of the initial grant value.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 50**

What We Pay	Why We Pay It	How It Works
Benefits & Retirement Program	Attract and retain highly qualified NEOs.	The Company provides: • Health, vision, and dental coverage, life insurance, accidental death and dismemberment insurance, disability insurance. • Benefits for fitness equipment and services, financial and tax planning services, health products and services. • Group RRSP (for Canadian NEOs and Executives) and 401k plan (for US NEOs and Executives). • A Supplemental Executive Retirement Program through a retirement compensation agreement (for Canadian NEOs and Executives). • A Non-Qualified Deferred Compensation Program (for US NEOs and Executives).

Pay Mix

For 2023, the Company targeted the following mix of pay elements for the CEO and other Named Executive Officers:



CEO Target Pay Mix

Fixed Pay, 23%
RSUs 18%
Base Salary 23%
PSUs 14%
Stock Options 11%
Annual Performance Incentive 34%
Pay-at-risk, 77%

Average NEO Target Pay Mix

Fixed Pay, 29%
RSUs 17%
Base Salary 29%
PSUs 11%
Stock Options 10%
Annual Performance Incentive 33%
Pay-at-risk, 71%

Base Salary

Base salaries are intended to compensate the Named Executive Officer for performing their job responsibilities. Individual salary adjustments reflect annual performance contributions, overall business performance and potential market movements, in connection with the executive's responsibilities. In making its recommendations to the Board of Directors, the Compensation Committee also considers the particular skills and experience of the individual, impact of the role, the committee's knowledge of the industry and the marketplace in which the Company competes for talent.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 51**

While the CEO will also provide to the Compensation Committee his recommendation on NEOs' base salary adjustments, the Board will make the final determination on the base annual salary of the NEOs. The CEO does not make a recommendation with respect to his own base salary compensation.

The following table sets out the base salary of each NEO for the financial year end:

Name	Base Salary 2023 ($)	Base Salary 2022 ($)	Base Salary 2021 ($)
Keith Neumeyer CEO	$1,260,000	$1,260,000	$1,200,000
Steven Holmes COO	$ 600,490	$ 583,000	$ 550,000
David Soares CFO[1]	$ 518,634	$ 538,440	N/A
Colin Bower VP Operations	$ 393,120	$ 378,000	$ 350,000
Michael Deal VP Metallurgy	$ 353,298	$ 349,800	$ 265,000

(1) Amounts paid as salary to Mr. Soares are paid in Canadian dollars and are reflected here based on the average rates of C$1.00 equaling $0.7409 in 2023 and $0.7692 in 2022.

Short-Term Incentive Plan (STIP)

The Short-Term Incentive Plan (STIP) award is payable in cash and the amount payable for each year is based on pre-established objectives and targets determined in the fourth quarter of the preceding year. STIP is designed as a target percentage of base salary. In granting these award payments, the Board considers factors such as the NEO's performance and contributions.

The Compensation Committee has selected key performance indicators that exhibit the Company's highest priorities for both short and long-term success. The 2023 NEO objectives have been modified from previous years to include an enhanced focus on Health & Safety, ESG, Growth, Operational and Financial measures. Performance against objectives must at least meet a threshold level of performance of 90% for a payout associated with each respective objective. Incentive payouts for each metric are capped at 150% of target for NEOs who are Officers of the Company, and 110% for NEOs who are Vice-Presidents of the Company.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 52**

Target incentive levels for 2023 performance for the NEOs are shown in the table below:

NEO	2023 Base Salary ($)	STIP Target (% of Base Salary)	Weighting – Company Performance (%)	Weighting – Individual Performance (%)	Total Target Award ($)
Keith Neumeyer CEO	$1,260,000	150%	100%[1]	N/A	$1,890,000
Steven Holmes COO	$ 600,490	125%	100%[1]	N/A	$ 750,613
David Soares CFO[2]	$ 518,634	125%	100%[1]	N/A	$ 648,292
Colin Bower VP Operations	$ 393,120	100%	80%[1]	20%	$ 393,120
Michael Deal VP Metallurgy	$ 353,298	100%	80%[1]	20%	$ 353,298

(1) See "2023 NEO Performance Objectives, Weighting and Results" below.
(2) Mr. Soares is paid in Canadian dollars and converted to US dollars for reporting purposes using the 2023 average exchange rate of C$1.00 equaling $0.7409 in 2023.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 53**

2023 NEO Performance Objectives, Weighting and Results

Category	NEO Objectives		Threshold[2]	Target	Outperform[3]	Results	Performance Achievement	Score	Weighting	Officer Payout %
Financial 20% [4]	Capital Expenditure – as budgeted +/-[5]	H1[1] $	130,507 $	117,456 $	93,965 $	77,214	134.26%	150%	3.75%	5.625%
		H2[1] $	67,030 $	60,327 $	48,262 $	63,756	94.32%	94.3%	3.75%	3.54%
	Mine operating earnings (as stated on Financial Statements)	H1[1] $	36,216 $	40,240 $	50,300	($5,285)	-113.13%	0%	3.75%	0.00%
		H2[1] $	69,718 $	77,464 $	96,830 $	30,927	39.92%	0%	3.75%	0.00%
	Financial Liquidity +/- Year over Year comparison[6]	$	250,101 $	277,890 $	347,363 $	313,559	112.84%	125.7%	5.0%	6.28%
Operational 25%	Ag Equivalent ounces produced	H1[1]	17,321,378	19,245,975	24,057,469	13,948,076	72.47%	0%	5%	0.00%
		H2[1]	12,821,517	14,246,130	17,807,663	12,926,341	90.74%	91%	5%	4.54%
	Cash Cost per Ag Equivalent ounce produced – (compared to Budget)[6]	H1[1] $	14.84 $	13.36 $	10.69 $	15.35	85.10%	0%	7.5%	0.00%
		H2[1] $	13.06 $	11.75 $	9.40 $	13.56	84.60%	0%	7.5%	0.00%
Growth 20%	Replacement of Resources (all categories = Contained Ag Equivalent ounces)		570,600,000	634,000,000	792,500,000	632,300,000	99.73%	100%	10%	9.97%
	Completion of successful M&A activity (buy or sell)		N/A	2	N/A	2	100%	100%	10%	10.00%
Health & Safety 20%	Zero fatalities on Company properties[7]		N/A	0	N/A	1	0%	0%	10%	0.00%
	Improve or maintain our Total Recordable Incident Frequency Rate (TRIFR)[8]		1.18	1.06	0.85	1.02	103.77%	0%	10%	0.00%
ESG 15%	Environment – Zero level 4 or 5 incidents[9]		N/A	0	N/A	0	100%	100%	5%	5.00%
	Community – Zero material community events (material is defined as reportable)		N/A	0	N/A	0	0%	100%	5%	5.00%
	Governance – meeting or exceeding major regulatory requirements where we operate (i.e. compliance)		Discretionary			Achieved	100%	100%	5%	5.00%
										55.0%

(1) Coinciding with the temporary suspension of operations at Jerritt Canyon in March 2023, the Company developed additional performance objectives for the second half of 2023 to align with the shift in the Company's business strategy. Metrics under the "Target" column in this table are based on the Company's H1 and H2 budgets for 2023.

(2) Minimum achievement of 90% of Target performance below which no award is earned; performance at Threshold earns 90% of Target.

(3) Maximum performance achievement capped at 150% of Target performance, which is earned at 125% of Target performance.

(4) The numbers in the "Threshold", "Target", "Outperform" and "Results" columns in respect of the Financial Objectives in this table are expressed in thousands of U.S. dollars.

(5) Work plan percent complete is taken into consideration as well as capital expenditures.

(6) This is a non-GAAP financial measure. Further details on non-GAAP financial measures can be found in the section "Non-GAAP Measures" in the Company's Annual MD&A for the financial year ended December 31, 2023, which is available under the Company's profile on SEDAR+ at www.sedarplus.ca, and on the Company's website at www.firstmajestic.com/investors/reports-filings/.

(7) One fatality occurred at San Dimas in December 2023.

(8) No payout in the event of a fatality.

(9) Level 4 incidents = Contained within undisturbed areas on current operation (non-operating areas of the mining or exploration concession; Multiple (<5) off-site mortalities caused by company or contractor; Small to moderate size off-site fires.
Level 5 incidents = Offsite releases and spills; Several (>5) off-site mortalities caused by the company's activities or contractors; Large off-site fires.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

STIP is paid in the calendar year following the year the NEO's performance is assessed and after independent validation of annual financial results. The Compensation Committee makes a recommendation to the Board for final performance scores and awards. The Compensation Committee has the discretion to increase, defer, reduce, and/or eliminate award recommendations to the Board of Directors.

The Compensation Committee and the Board determined and awarded 55.0% in respect of the NEO's 2023 objectives. As a result, the final STIP award for each NEO in respect of Company performance during the financial year ended December 31, 2023 was as follows:

NEO	2023 Target STIP ($)	Achievement of Company Performance (%)	Achievement of Individual Performance (%)	Total 2023 STIP Award ($)
Keith Neumeyer	1,890,000	55.0%	N/A	1,039,500
Steven Holmes	750,613	55.0%	N/A	412,837
David Soares[1]	648,292	55.0%	N/A	356,561
Colin Bower	393,120	55.0%	100%	251,597
Michael Deal	353,298	55.0%	107.5%	231,410

(1) Mr. Soares is paid in Canadian dollars and converted to US dollars for reporting purposes using the 2023 average exchange rate of C$1.00 equaling $0.7409 in 2023.

Share-Based and Option-Based Awards

The share-based and stock option component of the NEOs' and the Company's other Vice-Presidents' compensation are intended to advance the interests of the Company by encouraging the NEOs and the Company's other Vice-Presidents to remain associated with the Company long-term and furnishing them with an incentive as they seek to increase shareholder value. Grants under the Long-Term Incentive Plan are intended to provide long-term awards linked directly to the market performance of the Company's shares, thereby aligning the short-term and long-term performance goals of the NEOs and the Company's other Vice-Presidents that are based on operational and financial results with the goal of increasing shareholder value. The Compensation Committee reviews management's recommendations and recommends to the Board of Directors the granting of stock options, Restricted Share Units (RSU) and Performance Share Units (PSU) to the NEOs of the Company. The President & CEO makes recommendations to the Board of Directors for proposed stock option, RSU and PSU grants to the Company's Vice-Presidents. Stock options, RSUs, PSUs are granted according to the specific level of responsibility of the executive and the number of options, RSUs, PSUs for each level of responsibility is recommended by the Compensation Committee to the Board of Directors. The Company's Long-Term Incentive Plan provides for the grants of Stock Options, RSUs, and PSUs. The number of outstanding stock options, RSUs, PSUs and previous grants is also considered by the Compensation Committee when determining the number of stock options, RSUs and PSUs to be granted in any particular year. A summary of the Long-Term Incentive Plan is included in Appendix "B".

NEO	2023 Stock Options Granted	2023 RSUs Granted	2023 PSUs Granted
Keith Neumeyer	181,842	121,230	90,930
Steven Holmes	63,104	42,070	31,560
David Soares	55,851	37,240	27,930
Colin Bower	40,000[1]	29,196[2]	17,050
Michael Deal	40,000[1]	27,496[2]	15,780

(1) Inclusive of a one-time special grant of 15,000 stock options.
(2) Inclusive of a one-time special grant of 6,456 RSUs.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR　　　　　　　　　　　　　　　　　　　　　　　　**Page 55**

Vesting Rules

Stock Options granted to the CEO vest in equal portions as follows:

Vesting Period - CEO	
12 months from date of award	20%
24 months from date of award	40%
36 months from date of award	60%
48 months from date of award	80%
60 months from date of award	100%

Stock Options granted to NEOs vest in equal portions over a period of 30 months as follows:

Vesting Period - NEO	
12 months from date of award	25%
18 months from date of award	50%
24 months from date of award	75%
30 months from date of award	100%

RSUs vest over a three-year period (⅓ per year starting on the first anniversary of the date of grant).

PSUs vest in full three years after their grant date. The number of common shares that a holder of PSUs will receive upon settlement is subject to a Total Shareholder Return (TSR) performance calculation against the named Peer Group. Based on calculated TSR performance, the number of PSUs granted is subject to a performance factor multiplier of between 0% to 200% of the initial grant value in order to determine the number of common shares issuable upon settlement of the PSUs.

Performance Level	TSR Percentile Ranking vs PSU Peer Group	Percent Vested
Maximum	75th Percentile	200%
Target	50th Percentile	100%
Minimum	25th Percentile	50%
	Below 25th Percentile	0%

The 2023 PSU Peer Group consisted of the following companies:

2023 PSU Peer Group		
Aya Gold & Silver Inc.	Fresnillo PLC	Pan American Silver Corp.
Coeur Mining Inc.	Hecla Mining Company	Silvercrest Metals Inc.
Endeavour Silver Corp.	Hochschild Mining PLC	VanEck Junior Gold Miners ETF
Fortuna Silver Mines Inc.	MAG Silver Corp.	

The Company's inaugural grant of PSUs that were awarded to NEOs in January 2020 vested in January 2023. The performance criteria for these PSUs was the performance of the Company's common shares as compared with a set of 7 peer companies over the three-year vesting period.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 56**

The Company placed in the third quartile of the peer group in respect of share price performance during the three-year vesting period, and accordingly, a performance score of 0.5 (50%) was attributed to these PSUs. As a result, NEOs only received half the number of common shares associated with these PSUs upon settlement. See the section in this Information Circular entitled *"Share-Based and Option-Based Awards – Vesting Rules"* for further details regarding the Company's performance criteria relating to its PSUs.

Benefits and Perquisites

The primary purpose of providing benefits and perquisites to the Company's executives is to attract and retain key talent. The Company intends that the type and value of benefits and perquisites offered are to be competitive for overall market practices. Details of the benefits and perquisites provided to the NEOs are disclosed in the "All Other Compensation" column of the Summary Compensation Table set forth in this Information Circular. The primary benefits for the Company's executives include participation in the Company's health and dental coverage, fitness benefits, tax consultation services, various company-paid insurance plans, including disability and life insurance, paid time off and paid holidays. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value by increasing the efficiency of its executives, or their effectiveness in achieving their individual and corporate goals. The limited perquisites the Company provides to its executives include parking and an annual executive medical examination.

Supplemental Executive Retirement Plan (SERP)

In order to attract and retain top global talent, the Company implemented, in April of 2022, a Supplemental Executive Retirement Plan (SERP) for Canadian Executives and a Non-Qualified Deferred Compensation Plan (NQDC) for US Executives. Each Canadian and US Executive is eligible to participate in this plan with the exception of Mr. Neumeyer. Mr. Neumeyer is not currently eligible for participation in our US or Canadian SERP plans due to residency requirements.

The following table sets forth details of the Company's SERP and NQDC for 2023, and includes company contributions for eligible individuals:

NEO	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Keith Neumeyer[1]	Nil	Nil	Nil
Steven Holmes	59,061	78,733	137,794
David Soares[2]	Nil	39,695	39,695
Colin Bower	Nil	22,269	22,269
Michael Deal	Nil	12,905	12,905

(1) Mr. Neumeyer was not eligible to receive a contribution under the terms of the SERP plan in 2023.
(2) Mr. Soares is paid in Canadian dollars and converted to US dollars for reporting purposes using the 2023 average exchange rate of C$1.00 equaling $0.7409 in 2023.

Managing Compensation Risk

Among the factors in designing the Company's compensation program, setting objectives and making incentive awards, the Board and the Compensation Committee carefully consider potential risks associated with the Company's compensation practices and policies on an annual basis.

A number of business risks were mapped to both the decision-makers and our compensation programs, including:

• Achievement of annual production and cost targets in balance with long-term mine development requirements at the Company's operations;

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 57**

- Not exceeding targets for cash costs per payable silver equivalent ounce of production on a consolidated basis and on a per operating unit basis;

- Achievement of increased reserves and resources;

- Achieving safety results;

- Maintaining and growing our ESG initiatives at the site and country level; and

- Meeting or exceeding environmental requirements.

The Compensation Committee believes that the executive compensation program of the Company should not raise its risk profile. Accordingly, the Company's compensation programs include safeguards designed to mitigate compensation risks. The following measures seek to impose appropriate limits to avoid excessive or inappropriate risk-taking or payments:

- The Compensation Committee retains an independent advisor to provide an external perspective of marketplace changes and best practices related to executive compensation design, governance and compensation risk management.

- The Compensation Committee undertakes an annual review of the Company's compensation program to ensure competitiveness and continued alignment with trends in compensation practices and governance.

- The Compensation Committee undertakes an annual review of the Company's incentive programs and corresponding performance objectives to ensure continued relevance to the Company's business strategy.

- Compensation paid to the Company's executive officers is spread between short-term incentives and long-term incentives to mitigate the risk of too much emphasis on short-term goals at the expense of long-term sustainable performance.

- The Compensation Committee and the Board retain discretion to increase or decrease payout levels based on a holistic assessment of the Company's performance, ensuring appropriate pay-for-performance alignment and providing the flexibility to make reasonable exceptions upward or downward, when necessary.

- A minimum share ownership requirement has been adopted for Officers and Vice-Presidents to further align their interests with shareholders; see "Executive Share Ownership Requirement" below for the guidelines and current share ownership levels.

- An Incentive Compensation Claw back Policy has been adopted see "Incentive Compensation Claw back Policy" below.

- The Company's Securities Trading Policy prohibits officers, directors and employees from purchasing or selling financial instruments that are designed to hedge or offset a decrease in the market value of any equity securities held by such officers, directors and employees, including equity securities granted as compensation.

The Board did not identify any compensation practices or policies in 2023 that are reasonably likely to have a material adverse effect on the Company. The Board of Directors, on the advice of the Compensation Committee, has structured certain compensation arrangements to the specific circumstances of its senior management. The Board of Directors has accordingly determined that compensation paid to Mr. Neumeyer, who is resident outside of Canada, should be structured as a services arrangement. This arrangement has been in place for some time, and the Board continues to believe that it is beneficial for both the Company and Mr. Neumeyer. For more details, please see "Summary Compensation Table" and "Services Agreement – Keith Neumeyer".

Executive Share Ownership Requirement

In an effort to align the interests of the NEOs with those of the Company's shareholders, the Company has established minimum share ownership requirements for its NEOs under which they are required to own First Majestic securities (namely common shares, RSUs and/or PSUs) having a value established by the Board. NEOs who hold a minimum of 30,000 common shares prior to November 29, 2018, are deemed to have met the criteria.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 58**

An NEO who is appointed after November 29, 2018, and before January 1, 2021 and has acquired common shares totaling at least 30% of such NEO's base annual salary is deemed to have met the criteria. An NEO who is appointed after January 1, 2021, or who has not previously met the criteria, is required, within five years of the date of commencement of such NEO's tenure, to have an "Awards Grant Credit" and/or common shares equal to at least: (i) 250% (2.5x) of annual base salary for the CEO; (ii) 200% (2x) of annual base salary for each of the COO and CFO; and (iii) 100% (1x) of annual base salary for all other NEOs.

For purposes of determining an NEO's Awards Grant Credit, the number of outstanding RSUs, vested PSUs and half the number of unvested PSUs held by the NEO is multiplied by the market price of the Company's common shares on the grant date of the respective RSUs and PSUs, or by the market price of the Company's common shares on the date an evaluation under the Company's Share Ownership Guidelines is being made, whichever is greater.

The following table illustrates each NEO's annual base salary and holdings of common shares, RSUs and PSUs as of the Record Date (March 28, 2024):

NEO	Base Salary	Common Shares	RSUs[1]	PSUs[2]	Total Value[3] ($)	Multiples of Base Salary
Keith Neumeyer	$1,260,000	4,137,255	376,046	314,560	$28,614,239	22.7x
Steven Holmes	$ 600,490	128,849	98,876	100,730	$ 1,912,296	3.2x
David Soares[4]	$ 516,605	9,462	98,802	80,794	$ 1,104,274	2.1x
Colin Bower	$ 393,120	20,742	74,875	59,021	$ 951,819	2.4x
Michael Deal	$ 353,298	2,566	66,415	43,050	$ 660,435	1.9x

(1) Outstanding RSUs (vested and unvested) as at March 28, 2024.
(2) Outstanding PSUs (vested and unvested) as at March 28, 2024.
(3) Value of holdings is based on the total number of eligible securities held multiplied by the greater of: outstanding RSUs granted multiplied by share price on the date the RSUs were granted or on March 28, 2024; half the number of unvested PSUs granted multiplied by the share price on the date of the unvested PSUs were granted or on March 28, 2024; vested PSUs multiplied by the share price on the grant date or on March 28, 2024; Common shares purchased on acquisition date or outstanding balance on March 28, 2024 multiplied by the share price on March 28, 2024.
(4) Mr. Soares is paid in Canadian dollars and converted to US dollars for reporting purposes using the March 28, 2024 exchange rate of C$1.00 = $0.7380.

As at the Record Date, all NEOs comply with the Company's Share Ownership Guidelines.

Incentive Compensation Clawback Policy

As a measure of accountability and to ensure that incentive compensation paid by the Company is based on accurate financial data, the Board may require reimbursement or forfeiture of any overpayment received by an officer, director or employee in the event that there is a restatement or correction to the Company's financial statements and the Board determines that a lower amount of compensation would have been paid based on the restated financial results such that the individual received an excess amount of compensation. In determining whether to require reimbursement or forfeiture of the overpayment, the Board may take into account a variety of considerations and recovery may be made regardless of any wrongdoing that gave rise to the restatement or correction. In addition, the Company has also adopted a stand-alone Incentive Compensation Recovery Policy (the "**Recovery Policy**") which adheres to the requirements of the NYSE and Rule 10D-1 under the Securities Exchange Act of 1934 and applies to the Named Executive Officers and certain other individuals who are Covered Persons (as defined in the Recovery Policy). The Recovery Policy applies to all compensation awarded by the Company after October 2, 2023. Copies of both the Code of Ethical Conduct and the Recovery Policy are available for review on the Company's website at www.firstmajestic.com.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 59**

Retirement Policy

The Company does not currently have a retirement policy for its executive officers.

Compensation Committee Decisions Relating to 2024 Compensation

As of the date of this Information Circular, the Board and the CEO are reviewing certain amendments to the terms of CEO's Services Agreement, including amendments to the termination provisions in the agreement, and a revision to the change-of-control provision in the Services Agreement that would result in such provision becoming subject to a double-trigger. The Company expects to finalize the amended terms of the CEO's Services Agreement by the end of the second quarter of 2024.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return for C$100 invested in common shares of the Company on January 1, 2019 against the cumulative total shareholder return of the S&P/TSX Composite Index and the Company's 2023 PSU Peer Group for five years through to December 31, 2023.



Over the identified five-year time horizon, First Majestic's share price has experienced more volatility than both the Canadian market (S&P/TSX Composite Index) and the Company's 2023 PSU Peer Group. While shareholder experience has been relatively flat since January 1, 2019 (2% rate of return over that time period), the Company's focus on shareholder experience via stock option awards and relative TSR via the annual PSU award has resulted in actual Total Direct Compensation (TDC: salary + bonus + the value of equity-based incentives) for the CEO declining by 31% versus the reported value over this time period, creating direct alignment of realized executive pay versus shareholders' desire for value creation. As such, the Company feels that our executive compensation practice is effective and supports the relationship between the compensation earned by the CEO and the return to shareholders.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 60**

Summary Compensation Table

The following table sets forth compensation information for the fiscal year ended December 31, 2023 for: (a) the CEO; (b) the COO; (c) the CFO (d) the VP Operations; and (e) the VP Metallurgy, who are collectively the "**NEOs**" for the purposes of this Information Circular.

Name and principal position	Year	Salary ($)	Share-based awards ($)[4]	Option-based awards ($)[5]	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)[6]	Total compensation ($)
					Annual incentive plans	Long-term incentive plans			
Keith Neumeyer CEO[1]	2023	1,260,000	1,773,109	597,909	1,039,500	Nil	Nil	154,833	4,825,351
	2022	1,260,000	1,641,275	796,185	279,720	Nil	Nil	48,534	4,025,714
	2021	1,260,000	1,744,620	957,359	1,514,700	Nil	Nil	32,903	5,449,582
Steve Holmes COO[2]	2023	600,490	615,356	207,491	412,837	Nil	122,233	141,997[7]	2,100,404
	2022	592,091	564,270	264,111	107,855	Nil	99,227	14,971	1,798,780
	2021	533,000	601,076	315,036	604,828	Nil	Nil	107,602	2,161,542
David Soares CFO[3]	2023	518,634	544,653	183,642	356,561	Nil	40,961	47,611	1,692,062
	2022	412,114	349,823	1,254,208	73,178	Nil	Nil	14,830	2,104,152
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Colin Bower VP Operations[2]	2023	393,120	367,746	120,399	251,597	Nil	52,557	18,179	1,203,598
	2022	390,766	299,263	124,581	135,000	Nil	34,280	4,000	987,890
	2021[8]	285,254	253,515	869,485	210,088	Nil	Nil	43,039	1,661,381
Michael Deal VP Metallurgy[2]	2023	353,298	342,925	120,399	231,410	Nil	41,135	58,658	1,147,825
	2022	330,913	149,691	153,756	50,000	Nil	12,768	79,596	776,724
	2021[9]	142,692	85,723	556,790	75,000	Nil	10,673	50,000	920,879

(1) Amounts paid as salary to Mr. Neumeyer are paid in Swiss Francs and are reflected here based on the average rates of $1.00 equaling CHF 0.8986 in 2023, CHF 0.9548 in 2022, CHF 0.9141 in 2021

(2) Amounts paid as salary to Mr. Holmes, Mr. Bower and Mr. Deal are paid in US$.

(3) Amounts paid as salary to Mr. Soares are paid in Canadian dollars and are reflected here based on the average rates of C$1.00 equaling $0.7409 in 2023 and C$1.00 equaling $0.7692 in 2022. Mr. Soares was appointed Chief Financial Officer of the Company on March 28, 2022.

(4) Share-based awards are calculated in Canadian dollars and are reflected here based on the average rates of C$1.00 equaling $0.7409 in 2023, C$1.00 equaling $0.7692 in 2022, and C$1.00 equaling $0.7980 in 2021. The value of the share- based awards was calculated using the share price on the grant date.

(5) Option-based awards are calculated in Canadian dollars and are reflected here based on the average rates of C$1.00 equaling $0.7409 in 2023 C$1.00 equaling $0.7692 in 2022, and C$1.00 equaling $0.7980 in 2021.

The value of the option-based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Year	Weighted average fair value at grant date	Expected dividend yield	Average risk-free interest rate	Expected life	Expected volatility
2023	C$4.36	0.34%	3.78%	3.9	59.39%
2022	C$7.09	0.13%	1.87%	6.1	49.00%
2021	C$9.16	0.21%	0.98%	5.9	49.00%
2020	C$6.28	—	1.37%	5.9	49.00%

(6) Includes the cost of various insurance and benefits premiums, parking, extended medical benefits, fitness reimbursements, and tax consultant services during the year ended December 31, 2023.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

(7) Includes a one-time special cash payment made to Mr. Holmes equal to an over-taxation amount that he incurred in 2021. Refer to the section of this Information Circular entitled *"Indebtedness of Directors and Senior Officers to the Company"* for more information.

(8) Mr. Bower joined the Company as Vice President of Operations, Mexico on May 3, 2021.

(9) Mr. Deal joined the Company as General Manager, Jerritt Canyon Gold LLC, on July 11, 2021.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the outstanding share-based awards and option-based awards granted to the NEOs during the most recently completed financial year:

Name and Principal Position	Option-Based Awards				Share-Based Awards		
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price[1] ($USD)	Option Expiration Date	Value of Unexercised In-The-Money Options[2] ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share Based Awards that Have Not Vested[3] ($)	Market or Payout Value of Share Based Awards Not Paid Out or Distributed ($)
Keith Neumeyer – CEO	90,921	$8.53	3-Jan-33	Nil	212,160	$1,304,784	Nil
	90,921	$5.66	4-Jul-33	$44,271			
Steve Holmes – COO	27,926	$8.53	3-Jan-33	Nil	65,170	$ 400,796	Nil
	27,925	$5.66	4-Jul-33	$13,597			
David Soares – CFO	31,552	$8.53	3-Jan-33	Nil	73,630	$ 452,825	Nil
	31,552	$5.66	4-Jul-33	$15,363			
Colin Bower – VP Operations	12,500	$8.53	3-Jan-33	Nil	46,246	$ 284,413	Nil
	15,000	$5.56	19-Jun-33	$ 8,778			
	12,500	$5.66	4-Jul-33	$ 6,086			
Michael Deal – VP Metallurgy	12,500	$8.53	3-Jan-33	Nil	43,276	$ 266,147	Nil
	15,000	$5.56	19-Jun-33	$ 8,778			
	12,500	$5.66	4-Jul-33	$ 6,086			

(1) The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 equaling $0.7561, being the exchange rate quoted by the Bank of Canada on December 31, 2023.

(2) This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the year based on the per share price at December 31, 2023 as reported by the TSX of C$8.13 or $6.15.

(3) This amount is the aggregate dollar amount of market value of share-based awards that have not vested using the year-end share price as reported by the TSX of C$8.13 or $6.15.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 62**

Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Name	Option-based awards – Value vested during the year[1] ($)	Share-based awards – Value vested during the year[2] ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Keith Neumeyer, CEO	138,591	879,560	Nil
Steven Holmes, COO	Nil	434,449	Nil
David Soares, CFO	Nil	32,242	Nil
Colin Bower, VP Operations	Nil	80,222	Nil
Michael Deal, VP Metallurgy	Nil	78,830	Nil

(1) This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. All option-based awards are made in Canadian dollars. The value vested or earned during the year have been translated at December 31, 2023 exchange rate of C$1.00, equaling $0.7561.

(2) This amount is based on the aggregate dollar value realized. It was computed using the dollar value realized by multiplying the share price on the exercise date by the vested number of share-based awards. All share-based awards are made in Canadian dollars. The value vested or earned during the year have been translated at the December 31, 2023 exchange rate of C$1.00, equaling $0.7561.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 63**

Option-Based Awards and Share-Based Awards – Outstanding at Year End

The following table sets forth for each Named Executive Officer, the number of options and share-based awards that were outstanding as of December 31, 2023 and includes the exercise price, expiration date and the value of such options and share-based awards as at December 31, 2023.

Name	Option-based awards				Share-based awards		
	Number of securities underlying unexercised options (#)	Option exercise price[1] ($)	Option expiration date	Value of unexercised in-the money options[2] ($)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested[3] ($)	Market or payout Value of vested share-based awards not paid out or distributed ($)
Keith Neumeyer, CEO	150,000	$ 6.68	2-Jan-28	Nil	423,686	$2,605,669	Nil
	150,000	$ 6.06	2-Jan-29	$13,409			
	120,000	$11.80	2-Jan-30	Nil			
	50,000	$ 6.69	31-Mar-30	Nil			
	64,000	$12.65	4-Jan-31	Nil			
	64,000	$16.10	14-Jun-31	Nil			
	76,500	$ 9.68	7-Jan-32	Nil			
	76,500	$10.82	16-Feb-32	Nil			
	90,921	$ 8.53	3-Jan-33	Nil			
	90,921	$ 5.66	4-Jul-33	$44,271			
Total	**932,842**			**$57,680**	**423,686**	**$2,605,669**	**Nil**
Steven Holmes, COO	200,000	$ 9.85	3-Feb-30	Nil	146,400	$ 900,360	Nil
	25,000	$ 6.67	31-Mar-30	Nil			
	22,000	$12.61	4-Jan-31	Nil			
	22,000	$16.04	14-Jun-31	Nil			
	26,500	$ 9.64	7-Jan-32	Nil			
	26,500	$10.79	16-Feb-32	Nil			
	31,552	$ 8.53	3-Jan-33	Nil			
	31,552	$ 5.66	4-Jul-33	$15,363			
Total	**385,104**			**$15,363**	**146,400**	**$ 900,360**	**Nil**
David Soares, CFO	200,000	$12.79	28-Mar-32	Nil	87,476	$ 537,977	Nil
	27,926	$ 8.53	3-Jan-33	Nil			
	27,925	$ 5.66	4-Jul-33	$13,597			
Total	**255,851**			**$13,597**	**87,476**	**$ 537,977**	**Nil**
Colin Bower, VP Operations	100,000	$16.10	6-Jun-31	Nil	76,496	$ 470,450	Nil
	12,500	$ 9.68	7-Jan-32	Nil			
	12,500	$10.82	16-Feb-32	Nil			
	12,500	$ 8.53	3-Jan-33	Nil			
	15,000	$ 5.56	19-Jun-33	$ 8,778			
	12,500	$ 5.66	4-Jul-33	$ 6,086			
Total	**165,000**			**$14,864**	**76,496**	**$ 470,450**	**Nil**
Michael Deal, VP Metallurgy	50,000	$11.14	6-Jun-31	Nil	57,875	$ 355,931	Nil
	7,500	$ 9.68	7-Jan-32	Nil			
	7,500	$10.82	16-Feb-32	Nil			
	12,500	$ 8.53	3-Jan-33	Nil			
	15,000	$ 5.56	19-Jun-33	$ 8,778			
	12,500	$ 5.66	4-Jul-33	$ 6,086			
Total	**105,000**			**$14,864**	**57,875**	**$ 355,931**	**Nil**

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

(1) The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7561, being the exchange rate quoted by the Bank of Canada on December 31, 2023.

(2) This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the 2023 financial year using the per share price at December 31, 2023 as reported by the TSX of C$8.13 or $6.15.

(3) This amount is the aggregate dollar amount of market value of share-based awards that have not vested, using the December 31, 2023 share price as reported by the TSX of C$8.13 or $6.15.

The Company has entered into an employment and or service agreement with each of its NEOs. The agreements specify the terms and conditions of their employment, the duties and responsibilities of the executive during the term of employment or service, the compensation and benefits to be provided by the Company in exchange for the executive's services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change if control of the Company. The Committee believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by non-compete and non-disclosure provisions.

The following are the significant terms of each of the NEOs' employment and services agreements:

Services Agreement – Keith Neumeyer, President & Chief Executive Officer

The Company's subsidiary, FMS Trading AG, entered into a Services Agreement effective December 8, 2011 (as subsequently amended) with Mr. Neumeyer, in which the amended agreement replaces all other previous employment and service agreements with Mr. Neumeyer. Pursuant to the Services Agreement, Mr. Neumeyer is engaged as President and CEO for an indefinite term at a current annual fee of US$1,260,000 per annum plus benefits, eligibility for the granting of equity to include stock options, RSUs, PSUs and eligibility for an annual bonus award, all of which are determined at the sole discretion of the Board. The Services Agreement may be terminated by Mr. Neumeyer with 90 days' written notice. The Services Agreement may be terminated by the Company, without cause, by payment of twelve months' base payments and the provision to Mr. Neumeyer of any benefits that are made available to other officers of the Company for the earlier of six (6) months and the date Mr. Neumeyer obtains comparable benefits from another source. This termination payment to Mr. Neumeyer increases by two months for each additional year of Mr. Neumeyer's engagement from September 26, 2003.

In the event of a change of control event, Mr. Neumeyer shall have 60 days from the effective date of the change of control, to elect whether or not he wishes to terminate the agreement. If Mr. Neumeyer makes an election to terminate the Services Agreement, the agreement will terminate 30 days after the date of such election, and the Company would be required to pay Mr. Neumeyer 12 months' base payments plus benefits calculated as follows:

(a) A market compensation review shall be conducted by an independent human resources consultant for President and CEO positions of peer organizations that meet the following selection criteria:

(i) production stage mining companies similar in size to the Company, with operations in international locations;

(ii) mining organizations with similar annual revenues to the Company's most recent annual revenues; and

(iii) mining organizations with market capitalization levels similar to that of the Company.

(b) The 12 months' base payments shall be determined based on the 75th percentile of the peer group of President and Chief Executive Officer positions considered in the review, but cannot be less than Mr. Neumeyer's annual salary at the time; and

(c) The payment set out in paragraph (b) above shall increase by two months for each additional year of engagement from September 26, 2003.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 65**

As of the date of this Information Circular, the Board and Mr. Neumeyer are reviewing certain amendments to the terms of his Services Agreement, including amendments to the termination provisions in the agreement, and a revision to the change of control provision in the Services Agreement that would result in such provision becoming subject to a double-trigger. The Company expects to finalize the amended terms of Mr. Neumeyer's Services Agreement by the end of the second quarter of 2024.

Employment Agreements

Each of the other NEOs has entered into an Employment Agreement for an indefinite term that provide for a base salary plus benefits and the eligibility for the granting of stock options, RSUs, PSUs and the awarding of annual bonuses all of which, are to be determined at the sole discretion of the CEO and the Board. These Employment Agreements may be terminated by the applicable NEO with 60 days' written notice or by the Company, at any time, without cause, by provision to the NEO of an amount of notice of termination, or salary in lieu of notice, or salary continuance, subject to the NEO's duty to mitigate which shall be at the absolute discretion of First Majestic, and the employee has no further claim to any other form of severance whatsoever. In the event of a change of control and termination, the Company is required to make severance payments to the NEO totaling 24 months' base salary and Bonus. The Bonus component of the severance shall be calculated by determining the average annual Bonus received in the immediately preceding three years and multiplying the amount by two. If the NEO has not received an annual incentive plan bonus in the immediately preceding three years, the bonus component of the severance payment shall be determined by multiplying by two, the amount of the NEO's most recent annual target bonus, as set out in the Company's short-term incentive plan document.

Termination and Change of Control Benefits

Each of the NEOs have termination and change of control benefits provided for in their respective employment or services agreements. The terms of each of the NEOs' employment and services agreements is contained in this Information Circular under the heading "Statement of Executive Compensation – Compensation Discussion and Analysis".

Termination Without Cause (No Change of Control)

The following table sets out the maximum amount the Company could be obligated to pay in the event that a Named Executive Officer was terminated without cause as of December 31, 2023. The Company would also be obligated to pay the Named Executive Officer's actual accrued base salary and expenses up to the date of termination and continue the Named Executive Officer's health benefits and option entitlements for the period set out in their respective employment or services agreements.

Name	Base salary during period	Bonus during period	SERP/ NQDC	Vacation pay	Total gross payment
Keith Neumeyer, CEO[1]	$5,460,000	N/A	N/A	$523,539	$5,983,539
Steve Holmes, COO[2]	$1,200,980	$ 750,347	$137,794	$ 41,180	$2,130,301
David Soares, CFO[2][3]	$1,058,521	$1,323,151	$ 40,509	$ 41,832	$2,464,013
Colin Bower, VP Operations[2]	$ 786,240	$ 397,790	$ 22,269	$ 37,800	$1,244,099
Michael Deal, VP Metallurgy[2]	$ 706,596	$ 237,607	$ 12,905	$ 33,971	$ 991,079

(1) On a termination without cause, Mr. Neumeyer's services agreement provides that he will be entitled to payment of 12 months' base salary plus benefits. This amount will increase by two months for each additional year of employment from September 26, 2003 and is subject to a market compensation review.

(2) On a termination without cause, the NEO's employment agreement provides that they will be entitled to payment of 24 months' base salary and annual incentive plan bonus, plus benefits.

(3) Amount due to Mr. Soares is converted to U.S. dollars at the exchange rate of C$1.00 = $0.7561, being the exchange rate quoted by the Bank of Canada on December 31, 2023.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR **Page 66**

Termination Without Cause (Following a Change of Control)

The following table sets out the maximum amount the Company could be obligated to pay in the event that a Named Executive Officer was terminated without cause as of December 31, 2023, following a change of control. The Company would also be obligated to pay the Named Executive Officer's actual accrued base salary and expenses up to the date of termination and continue the Named Executive Officer's health benefits and option entitlements for the period set out in their respective employment or services agreements.

Name	Base salary during period	Bonus during period	SERP/ NQDC	Vacation pay	Total gross payment
Keith Neumeyer, CEO[1]	$5,460,000	N/A	N/A	$523,539	**$5,983,539**
Steve Holmes, COO[2]	$1,200,980	$ 750,347	$137,794	$ 41,180	**$2,130,301**
David Soares, CFO[2][3]	$1,058,521	$1,323,151	$ 40,509	$ 41,832	**$2,464,013**
Colin Bower, VP Operations[2]	$ 786,240	$ 397,790	$ 22,269	$ 37,800	**$1,244,099**
Michael Deal, VP Metallurgy[2]	$ 706,596	$ 237,607	$ 12,905	$ 33,971	**$ 991,079**

(1) This amount illustrates Mr. Neumeyer's cash payment assuming he elected to terminate his Services Agreement within 60 days following a change of control and, as a result, was paid out on December 31, 2023, and it assumes that the market compensation review (the "**Compensation Review**") discussed above in the section entitled "Services Agreement - Keith Neumeyer, Chief Executive Officer" determined that Mr. Neumeyer's annual salary at the time was greater than or equal to the 75th percentile of other President and Chief Executive Officer positions in the peer group used in the Compensation Review. This amount is also inclusive of an additional two months of base payments for each additional year of engagement from September 26, 2003.

(2) In the event of termination without cause following a change of control, the NEO's employment agreement provides that they will be entitled to payment of 24 months' base salary and annual incentive plan bonus, plus benefits.

(3) Amount due to Mr. Soares is converted to U.S. dollars at the exchange rate of C$1.00 = $0.7561, being the exchange rate quoted by the Bank of Canada on December 31, 2023.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 67**

PART SIX
OTHER INFORMATION

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR　　　　　　　　　　　　　　　　　　　　**Page 68**

Normal Course Issuer Bid

In March 2013, the board of directors approved a share repurchase program (the "**Share Repurchase Program**") pursuant to a normal course issuer bid in the open market through the facilities of the TSX or alternative Canadian marketplaces over the ensuing 12 months. The Share Repurchase Program was renewed in March of each year from 2014 to 2023 and was last renewed in March 2023. Pursuant to the 2023 Share Repurchase Program, the Company was authorized to repurchase up to 5,000,000 Common Shares during the period from March 22, 2023, until March 21, 2024, which represented approximately 1.83% of the 274,479,942 issued and outstanding Common Shares of the Company as of March 10, 2023. During the year ended December 31, 2023, the Company did not repurchase any Common Shares. The security holders may obtain a copy of the notice of the normal course issuer bid, without charge, by contacting the General Counsel & Corporate Secretary of the Company toll-free, at 1-866-529-2807.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of December 31, 2023, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights[1] (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,922,710	$10.17	8,306,093
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Totals	8,922,710	$10.17	8,306,093

(1) The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7561 being the exchange rate quoted by the Bank of Canada on December 31, 2023.

A detailed description of the Company's Long-Term Incentive Plan is set out in Appendix "B".

Indebtedness of Directors and Senior Officers to the Company

No Director, Officer or Vice-President of the Company or any associate or affiliate of a Director, Officer or Vice-President of the Company is or has been indebted to the Company or any of its subsidiaries at any time during the Company's recently-completed financial year, other than Mr. Steve Holmes. The Company extended a loan to Mr. Steven Holmes on January 12, 2021 in the amount of US$80,000. The loan to Mr. Holmes related to a tax over-contribution made to the government of Mexico on behalf of Mr. Holmes by the Company. This over-contribution relates to work income he received from the Company and it resulted in Mr. Holmes paying taxes on the same income in both Mexico and the United States. This overpayment was a result of a Company error and the Company agreed to provide Mr. Holmes with a loan equal to the amount of the tax overpayment. Mr. Holmes repaid the loan in full on October 6, 2023. The Company continues to pursue repayment of the over-contribution amount from the Government of Mexico.

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 69**

Interest of Informed Persons in Material Transactions

None of the proposed Directors or persons who were Directors, Officers or Vice-Presidents of the Company or a subsidiary of the Company at any time during the Company's recently-completed financial year, no person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recently-completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company.

Management Contracts

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of Directors of the Company.

Audit Committee

As required by National Instrument 52-110 – *Audit Committees*, information about the Company's Audit Committee is provided in the Company's most recent Annual Information Form ("**AIF**") under "Directors and Officers". The AIF may be obtained from the Company's disclosure documents available on the Company's website at www.firstmajestic.com or under the Company's profile on SEDAR+ at www.sedarplus.ca.

Additional Information

Financial information concerning the Company is also provided in the Company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2023.

Shareholders may obtain a copy of the Company's audited consolidated financial statements and management's discussion and analysis upon request to the Company at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2 or can view them on the Company's website at www.firstmajestic.com.

Additional information relating to the Company can be found under the Company's profile on SEDAR+ at www.sedarplus.ca.

Approval of the Board of Directors

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board.

DATED at Vancouver, British Columbia this 11th day of April, 2024.

(signed) "Keith Neumeyer"

Keith Neumeyer,
President & Chief Executive Officer

Shareholders may contact Kingsdale Advisors, the Company's strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2024 MANAGEMENT INFORMATION CIRCULAR   **Page 70**

BOARD OF DIRECTORS' MANDATE

Adopted by the Board of Directors of First Majestic Silver Corp. (the "**Company**") with immediate effect on March 7, 2019, as amended on February 19, 2021, August 19, 2021 and May 26, 2022

(last reviewed by the Board on March 30, 2024)

INTRODUCTION

The board of directors (the "**Board**") of the Company is responsible for the overall stewardship of the Company and its primary objective is to enhance and preserve long-term shareholder value. In pursuing this primary objective and in the performance of its functions, the Board should also take into account the legitimate interests of its other stakeholders, such as its employees and the communities and the environment in which it operates.

The Board is responsible for the management or supervising the management of the Company's business and affairs. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the "**CEO**"), sets the standards of conduct for the Company.

This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

COMPOSITION OF THE BOARD

1. Each director must be qualified to serve as a director pursuant to, and meet the requirements of, the *Business Corporations Act* (British Columbia) (the "**Act**"), all applicable securities laws and the rules, instruments, policies, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces of Canada, and all stock exchanges on which the Company's securities are listed, including without limitation the Toronto Stock Exchange and the New York Stock Exchange (collectively, "**Applicable Laws**").

2. A minimum of two-thirds of directors comprising the Board must qualify as "independent" as determined by Applicable Laws.

3. Nominees for directors are approved by the Board and elected annually at the Company's annual general meeting of shareholders. The Corporate Governance and Nominating Committee selects, reviews and recommends to the Board candidates for director nominees. In selecting, reviewing, and accepting candidates for nomination as directors, as applicable, the Board and the Corporate Governance and Nominating Committee must consider and evaluate the composition of the Board as a whole, including considering and making a determination as to the independence of each director nominee under Applicable Laws, and consider the existence and the impact of any Board Interlocks or Committee Interlocks on director independence and the functioning and independence of the Board as a whole. For the purposes of this Mandate, the term "**Board Interlock**" means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term "**Committee Interlock**" means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer.

4. No director of the Company may serve as a director (a "**Directorship**") on a board (or equivalent) of more than five reporting issuers (excluding the Board) without the prior approval of the Board. In determining to recommend or accept, as applicable, a candidate for nomination as a director who holds more than five Directorships, the Board and the Corporate Governance and Nominating Committee must consider whether or not the number of Directorships a nominee holds will prevent such director from devoting sufficient time and resources to his or her duties as a member of the Board.

5. The Company must disclose in its management information circular for each general meeting of shareholders at which directors are nominated for election to the Board, the following:

    (a) all Board Interlocks, Committee Interlocks and Directorships held by nominee directors;

    (b) the Board's judgment as to whether any Board Interlocks or Committee Interlocks exist which could impact the independence of those directors or their ability to act in the best interests of the Company; and

    (c) if a director nominee holds more than five Directorships, the Board's judgment as to whether or not such director can devote sufficient time and resources to his or her duties as a member of the Board.

6. During the period between annual shareholder meetings, directors must advise the Corporate Governance and Nominating Committee of their intention to join or be nominated for election to the board (or equivalent) or any committee thereof of another reporting issuer.

ADMINISTRATION, DUTIES AND RESPONSIBILITIES

1. Meetings of the Board

(a) The Board will meet a minimum of four times per year and may also hold additional meetings as considered necessary.

(b) Each director of the Company is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Board and applicable committee meetings, except to the extent that any absence is due to medical or other valid reasons

(c) The members of the Board who are "independent" as determined by Applicable Laws may hold in camera sessions at each Board meeting.

2. Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management, and by reserving certain powers to itself. Certain of the powers that the Board retains may be delegated to committees of the Board, pursuant to the policies, mandates, charters and terms of reference of such committees as approved by the Board.

The legal obligations of the Board are described below under the heading "*General Legal Obligations of the Board of Directors*". Subject to these legal obligations and to the Articles of the Company, the Board retains the responsibility for managing its own affairs, including:

(a) annually reviewing the skills and experience represented on the Board in light of the Company's strategic direction and approving a Board composition plan recommended by the Corporate Governance and Nominating Committee;

(b) annually, following each annual general meeting of shareholders:

   (i) electing a Chair of the Board and appointing the President and CEO of the Company,

   (ii) on the recommendation of the CEO, appointing the senior officers of the Company, and

   (iii) appointing committees of the Board, including an Audit Committee, Corporate Governance and Nominating Committee, Compensation Committee, and any other standing committee the Board determines is necessary or advisable from time to time, and determining the composition of those committees, within the following parameters:

   (A) all members of committees of the Board must be "independent" as determined by Applicable Laws; and

   (B) directors who are also officers of the Company shall not participate in determining the composition of the Corporate Governance and Nominating Committee and no more than 1/3 of the members of that committee may be the CEO or President of another reporting issuer;

(c) establishing from time to time, as determined necessary or advisable by the Board, special committees of the Board;

(d)   periodically setting and updating (from time to time as determined to be necessary by the Board) the policies, mandates, charters and terms of reference of the committees of the Board, as applicable;

(e)   determining and implementing an appropriate process for assessing the effectiveness of the Board, the Chair of the Board, each committee of the Board and each individual director in fulfilling their respective responsibilities;

(f)   periodically assessing the adequacy and form of director compensation;

(g)   assuming responsibility for the Company's governance practices;

(h)   establishing new director orientation and ongoing director education processes;

(i)   ensuring that the independent directors meet regularly without executive directors and management present;

(j)   to the extent feasible, satisfying itself as to the integrity of the Board as a whole;

(k)   setting the terms of reference for the Board; and

(l)   appointing the secretary to the Board.

3.   **Human Resource Matters**

The Board has the responsibility to:

(a)   provide advice and counsel to the CEO in the execution of the CEO's duties;

(b)   appoint and discharge the CEO and plan CEO succession;

(c)   set terms of reference for the CEO;

(d)   annually approve corporate goals and objectives that the CEO is responsible for meeting;

(e)   monitor and, at least annually, review the CEO's performance against agreed upon annual objectives;

(f)   set the CEO's compensation including salary, incentives, benefits and pension plans and review and approve employment or consulting agreements, as applicable, between the Company and the CEO;

(g)   approve the CEO's acceptance of significant public service commitments or outside directorships;

(h)   approve decisions relating to senior management, including:

(i)   review senior management structure including such duties and responsibilities to be assigned to each of the officers of the Company;

(ii)   on the recommendation of the CEO, appoint and discharge the officers of the Company;

(iii)   review compensation plans for senior management including salary, incentives, benefit and pension plans; and

(iv)   employment contracts, termination and other special arrangements with executive officers;

(i)   to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

(j)   approve certain matters relating to the Company's employees in general, including:

(i)   the Company's broad compensation strategy and philosophy;

(ii)   new benefit programs or material changes to existing programs; and

(iii)   ensure succession planning programs are in place, including programs to train and develop management.

4.   **Strategy and Plans**

The Board has the responsibility to:

(a)   adopt and periodically review a strategic planning process for the Company;

(b)   participate with management in the development of and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(c)   approve annual capital and operating budgets that support the Company's ability to meet its strategic objectives;

(d)   direct management to develop, implement and maintain a reporting system that accurately measures the Company's performance against its business plans;

(e)   approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(f)   approve material acquisitions and divestitures;

(g)   conduct periodic reviews of human, technological and capital resources required to implement the Company's strategic plan;

(h)   conduct periodic reviews of the environmental and social, cultural or governmental constraints of the business of the Company; and

(i)   review regularly any recent developments that may affect the Company's business and its strategic plan, and advise management on emerging trends and issues.

5.   **Financial and Corporate Matters**

The Board has the responsibility to:

(a)   take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;

(b)   review and approve release by management of any materials reporting on the Company's financial performance or providing guidance on future results to its shareholders;

(c)   ensure the Company's public disclosure is disseminated on a timely and regular basis in accordance with Applicable Law, accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memoranda, prospectuses and registration statements;

(d)   ensure the CEO and CFO certify the Company's annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(e)   declare dividends if and when the Board deems it to be appropriate;

(f)   approve financings, issuances and repurchases of shares, issuances of debt securities, listings of shares and other securities, issuances of commercial paper, and related offering memoranda, prospectuses or registration statements; and recommend changes in the Company's authorized share capital to shareholders for their approval;

(g)   approve the incurrence of any material debt by the Company outside the ordinary course of business;

(h)   approve the commencement or settlement of litigation that may have a material impact on the Company; and

(i)   recommend to the Company's shareholders the appointment of external auditors and, if so authorized by the Company's shareholders, approve auditors' fees.

6. **Business and Risk Management**

The Board has the responsibility to:

(a) ensure management identifies the principal risks of the Company's business and implements appropriate systems to manage these risks;

(b) evaluate and assess information provided by committees of the Board, management and others about principal risks of the Company's business and the effectiveness of risk management systems in place;

(c) approve any plans to hedge mineral sales; and

(d) review the adequacy of security of information, information systems and recovery plans.

7. **Corporate Communications and Compliance Reporting**

The Board has the responsibility to:

(a) ensure the Company has in place effective communication processes with shareholders, management, employees and other stakeholders and financial, regulatory and other recipients;

(b) ensure all communications with shareholders and information otherwise disseminated by the Company adheres to the requirements of the Company's Disclosure Policy;

(c) ensure the Board has measures in place to receive feedback from shareholders;

(d) approve interaction with shareholders on all items requiring shareholder response or approval;

(e) ensure timely reporting of any other developments that have a significant and material effect on the Company in accordance with Section 5(b)-(d) above, as applicable; and

(f) report annually to the shareholders on the Board's stewardship for the preceding year.

8. **Company Policies**

The Board has the responsibility to:

(a) direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b) approve and monitor, through management, compliance with all significant policies and procedures that govern the Company's operations; and

(c) approve and periodically review the following:

(i) the Company's Code of Ethical Conduct;

(ii) the Company's Whistle Blower Policy;

(iii) the Company's Disclosure Policy; and

(iv) the Company's policies with respect to corporate social responsibility and environmental health and safety.

9. **General Legal Obligations of the Board of Directors**

The Board is responsible for the management of or supervising the management of the business and affairs of the Company and directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained.

The Act requires that each director:

(a) acts honestly and in good faith with a view to the best interests of the Company, including the duty:

(i) to disclose conflicts of interest;

(ii) not to appropriate or divert corporate opportunities;

(iii) to maintain confidential information of the Company and not use such information for personal benefit; and

(iv) to disclose information vital to the business of the Company in the possession of a director;

(b) exercises the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c) acts in accordance with the Act and the Company's Articles.

ANNUAL PERFORMANCE EVALUATION

The Board, committees and each individual director will be regularly assessed regarding his, her, or its effectiveness and contribution. An assessment will consider (a) in the case of the Board or a board committee, its mandate or charter, and (b) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

The Company will organize annual board performance evaluations which will involve individual director assessments.

EFFECTIVE DATE

This Mandate was approved and adopted by the Board on March 7, 2019, and amended on February 19, 2021 and August 19, 2021 (the "**Effective Date**") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Mandate shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

Last reviewed by the Board on March 30, 2024.

APPENDIX "B"

SUMMARY OF THE LONG-TERM INCENTIVE PLAN

The Company's current Long Term Incentive Plan (the "**LTIP**") was approved by shareholders at the Company's annual and special meeting held May 26, 2022. The Company made further minor edits to the LTIP on December 8, 2023. A full copy of the LTIP is available under the Company's SEDAR+ profile at www.sedarplus.ca. Capitalized terms used in this summary and not otherwise defined shall have the meanings given to such terms in the LTIP.

The annual "burn rate" for the Company's LTIP for the year ended December 31, 2023 was 1.07%.

The material terms of the LTIP are set out below.

- Maximum Number of Shares Issuable – The maximum number of shares issuable under the LTIP, together with the number of shares issuable under any other Security-Based Compensation Arrangements of the Company, shall not in the aggregate exceed 6% of the issued and outstanding common shares of the Company (calculated as at the grant date of such Awards), provided that the maximum number of Share Units (which includes Restricted Share Units and Performance Share Units) will not exceed 1% of the issued and outstanding common shares of the Company (calculated as at the grant date of such Awards).

- Types of Awards – Pursuant to the LTIP, the Company may issue Options, Restricted Share Units and Performance Share Units.

- Plan Limits – When combined with all of the Company's other security-based compensation arrangements, the LTIP shall not result in:

  - the number of Shares issuable to any one person at any time exceeding 5% of the issued and outstanding Shares;

  - the number of Shares issued to Insiders within a one-year period exceeding 8**%** of the issued and outstanding Shares; or

  - the number of Shares issuable to Insiders at any time exceeding 8**%** of the issued and outstanding Shares.

  The LTIP shall not result in:

  - the number of Shares issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time; or

  - the number of Shares issuable to any one non-executive director within a one-year period exceeding an Award value of $150,000 per such non-executive director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

Options

- Stock Option Terms and Exercise Price – The number of Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the Market Price of the Shares on the grant date.

- Term – Unless otherwise specified at the time of grant, Options shall expire ten (10) years from the date of grant, unless terminated earlier in accordance with the LTIP. Options that otherwise expire during a trading blackout shall be extended until ten trading days following the expiration of the blackout period.

- Vesting Schedule – Options vest and become exercisable in 25% increments on each of the 12-month, 18-month, 24-month and 30-month anniversaries from the grant date. Options granted to the Chief Executive Officer of the Company which have an initial expiry date which is more than five years after the Award Date shall instead vest in equal portions on each of the first, second, third, fourth and fifth anniversaries of the Award Date.

- Exercise of Options – A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or (ii) if permitted by the Board, on a cashless basis by receiving that number of Shares

equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

- **Circumstances Causing Cessation of Entitlement** – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Options will vest and expire in accordance with Section 5.5 of the LTIP. A summary of these provisions is below.

(a) If the Participant is an Employee:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of death or Disability of the Participant.
Change of Control	Options will vest in accordance with Section 10 of the LTIP.	Options expire in accordance with Section 10 of the LTIP.
Ceasing to be Employed for Employee-Caused Event	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the date the Participant ceases to be an Employee.
Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of retirement.
Ceasing to be Employed but continues to be engaged as a Director or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to be Employed other than as set out above	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) the 90th day following the date the Participant ceases to be an Employee.

(b) If the Participant is a Director:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of death or Disability of the Participant.
Change of Control	Options will vest in accordance with Section 10 of the LTIP.	Options expire in accordance with Section 10 of the LTIP.

Reason for Termination	Vesting	Expiry of Option
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to Hold Office for Director Caused Event	Any Options held by the Participant on the date the Participant ceases to be a Director which are unvested as of such date will not vest.	The expiry date of the Options will be the date the Participant ceases to be a Director.
Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above	All unvested Options of the Participant will immediately vest and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) the 90th day following the date the Participant ceases to be a Director.

(c) If the Participant is a Consultant:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of death or Disability of the Participant.
Change of Control	Options will vest in accordance with Section 10 of the LTIP.	Options expire in accordance with Section 10 of the LTIP.
Ceasing to be a Consultant due to completion/termination of contract	Any Options which are unvested as of the date the Participant ceases to be a Consultant will not vest, unless determined otherwise by the Board	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) the 90th day following the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion or termination of contract but continues to be engaged as a Director or Employee	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to be a Consultant but Employee	The vesting of the Options will Award Agreement.	The expiry date of the Options will remain unchanged.

Restricted Share Units and Performance Share Units

• Terms – Restricted Share Units and Performance Share Units are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. Vesting of Performance Share Units is contingent upon

achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to Restricted Share Units and Performance Share Units under the LTIP (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant's account) are determined by the Board at the time of the grant.

• Vesting – Unless otherwise provided, Restricted Share Units typically vest in three equal instalments on the first three anniversaries of the date the Restricted Share Unit was granted. Unless otherwise noted, Performance Share Units shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied.

• Settlement – On settlement, the Company shall, for each vested Restricted Share Unit or Performance Share Unit being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

• Dividend Equivalents – As dividends are declared, additional Restricted Share Units and Performance Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

• Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Restricted Share Units and Performance Share Units will be treated in accordance with Section 7.6 and 6.6 of the LTIP respectively. A summary of these provisions is contained below:

(a) Restricted Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability	Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the LTIP; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 15th of the calendar year in which death or Disability occurs. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change of Control	Restricted Share Units vest in accordance with Section 10 of the LTIP.
Ceasing to be Employed for Employee-Caused Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.
Mandatory Retirement	Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the LTIP (ii) the date that is 90 days following the date the Participant ceases to be an Employee; and (iii) December 15th of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.
Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Reason for Termination	Treatment of Restricted Share Units
Ceasing to be Employed other than as set out above	Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the LTIP (ii) the date that is 90 days following the date the Participant ceases to be an Employee; and (iii) December 15th of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(b) Restricted Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability	Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Restricted Share Units that would have vested on the next vesting date following the date of death or Disability will vest and be settled as of the date of death or Disability, prorated to reflect the actual period between the Grant Date and the date of death or disability. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date of death or disability.
Change of Control	Restricted Share Units vest in accordance with Section 10 of the LTIP.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to Hold Office for Director-Caused Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above including Mandatory Retirement	Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date of the Participant ceases to be a Director. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(c) Restricted Share Units – If the Participant is a Consultant:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability	Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the LTIP; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 15th of the calendar year in which death or Disability occurs. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Appendix "B"

Reason for Termination	Treatment of Restricted Share Units
Change of Control	Restricted Share Units vest in accordance with Section 10 of the LTIP.
Ceasing to be a Consultant to completion/termination of contract	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Restricted Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Restricted Share Units.

(d) Performance Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Performance Share Units
Death or Disability	Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5; (ii) the date that is 90 days following the date of death or Disability; and (iii) December 15th of the calendar year in which death or Disability occurs. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change of Control	Performance Share Units vest in accordance with Section 10 of the LTIP.
Ceasing to be Employed for Employee-Caused Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.
Mandatory Retirement	Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the LTIP; (ii) the date that is 90 days following the date the Participant ceases to be an Employee; and (iii) December 15th of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.
Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Reason for Termination	Treatment of Performance Share Units
Ceasing to be Employed other than as set out above	Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the LTIP; (ii) the date that is 90 days following the date the Participant ceases to be an Employee; and (iii) December 15th of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(e) Performance Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Performance Share Units
Death or Disability	Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will vest and be settled as of the date of death or Disability, prorated to reflect the actual period between the commencement of the performance cycle and the date of death or Disability, based on the Participant's performance for the applicable performance period(s) up to the date of death or Disability. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date of death or Disability.
Change of Control	Performance Share Units vest in accordance with Section 10 of the LTIP.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to Hold Office for Director-Caused Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above including Mandatory Retirement	Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date the Participant ceases to be a Director. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be a Director, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be a Director, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(f) Performance Share Units – If the Participant is a Consultant:

Reason for Termination	Treatment of Performance Share Units
Death or Disability	Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 of the LTIP provided that the settlement date will be (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the LTIP (ii) the date that is 90 days following the date of death or Disability; and (iii) December 15th of the calendar year in which death or Disability occurs. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.
Change of Control	Performance Share Units vest in accordance with Section 10 of the LTIP.
Ceasing to be a Consultant to completion/termination of contract	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Performance Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Performance Share Units.

General

- Clawback Policy – Awards granted under the LTIP may be subject to forfeiture in certain instances under the incentive compensation clawback provisions of the Company's Code of Ethical Conduct and/or under the Company's Incentive Compensation Recovery Policy, each as may be amended by the Company from time to time.

- Assignment – Awards under the LTIP are non-assignable and non-transferable other than to a Participant's Personal Representatives.

- Amendments Not Requiring Shareholder Approval – The Board may amend the LTIP Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the LTIP or Awards without obtaining the approval of the shareholders of the Company including, but not limited to:

  (a) altering, extending or accelerating the terms and conditions of vesting of any Awards;

  (b) a change to the termination provisions of the LTIP or any Award which does not entail an extension beyond the original expiry date;

  (c) amending or modifying the mechanics of exercise or settlement of Awards;

  (d) effecting amendments of a "housekeeping" or ministerial nature (i.e. any amendment necessary to comply with the provisions of applicable laws or rules, regulations and policies of the TSX);

  (e) effecting amendments respecting the administration of the LTIP;

  (f) effecting amendments necessary to suspend or terminate the LTIP;

(g) amending the change of control provisions of the LTIP, provided that any amendment does not allow Participants to be treated any more favourably than other holders of shares with respect to the consideration that the Participants would be entitled to receive for their Shares upon a Change in Control; and

(h) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX) or that is not expected to materially adversely affect the interests of the shareholders of the Company.

- Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

  (a) any increase in the number of shares issuable under the LTIP or the percentage limit set out in Section 4.1 of the LTIP, except such increases by operation of Sections 4.1 or 9 of the LTIP;

  (b) with respect to Options, any reduction in the exercise price of an Option or the cancellation and reissue of an Option;

  (c) any extension of (i) the term of an Option beyond its original expiry date or (ii) the date on which a Performance Share Unit or Restricted Share Unit will be forfeited or terminated in accordance with its terms, except as may be effected in connection with a blackout period;

  (d) any amendment to permit the transfer or assignment of an Award other than for normal estate settlement purposes;

  (e) any amendment to the insider participation limits or non-executive director limits under the LTIP or any amendment to the amendment sections of the LTIP; and

  (f) any amendment required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.

- Financial Assistance – The LTIP provides that the Company may not offer financial assistance in respect of the exercise of any Award.

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CONTACT US

**North American
Toll Free Number**

1.866.851.3214

Website: www.FirstMajesticAGM.com

E-mail: contactus@kingsdaleadvisors.com

Fax: 1.416.867.2271
Toll Free Facsimile: 1.866.545.5580

Outside North America, Banks and Brokers
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